.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6‑K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F  ☑           Form 40‑F  

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No ☑

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

Date May 2, 2019	By: /s/ Harry Mozarta Zen
(Signature)

Harry Mozarta Zen
Director of Finance

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk and its subsidiaries

Consolidated financial statements as of March  31, 2019 (unaudited) and for the three months period then ended (unaudited)

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated FinancialStatements as of March 31, 2019

And for the three-months periode ended (unaudited)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, weundersigned:

1.	Name	:	Alex J. Sinaga
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Anggrek Nelimurni B-70 No. 38 Kelurahan Kemanggisan Kecamatan Palmerah, Jakarta Barat
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Harry M. Zen
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. H. Namin No. 48 A Kelurahan Cipete Utara Kecamatan Kebayoran Baru, Jakarta Selatan
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian financial accounting standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, May 2, 2019

/s/ Alex J. Sinaga Alex J. Sinaga President Director	/s/ Harry M. Zen Harry M. Zen Director of Finance

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND FOR THE THREE MONTHS PERIOD THEN ENDED

(UNAUDITED)

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2019 (unaudited) and December 31, 2018 (audited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	March 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,31,36	23,380	17,439
Other current financial assets	2c,2e,2u,4,31,36	1,350	1,304
Trade receivables - net provision for
impairment of receivables	2g,2u,2ab,5,36
Related parties	2c,31	2,664	2,126
Third parties		12,012	9,288
Other receivables - net of provision for
impairment of receivables	2g,2u,36	454	727
Inventories - net provision for obsolescence	2h,6	632	717
Assets held for sale	2j,9	314	340
Prepaid taxes	2t,26	2,600	2,749
Claim for tax refund	2t,26	389	596
Other current assets	2c,2i,2m,7,31	10,076	7,982
Total Current Assets		53,871	43,268

NON-CURRENT ASSETS
Long-term investments	2f,2u,8	2,504	2,472
Property and equipment - net of accumulated depreciation	2l,2m,2ab,9,34	145,922	143,248
Intangible assets - net of accumulated amortization	2d,2k,2n,2ab,11	5,544	5,032
Deferred tax assets - net	2t,26	2,558	2,504
Other non-current assets	2c,2g,2i,2n,2t,2u,10,26,31,36	8,712	9,672
Total Non-current Assets		165,240	162,928
TOTAL ASSETS		219,111	206,196

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2u,12,36
Related parties	2c,31	1,100	993
Third parties		16,682	13,773
Other payables	2u,36	310	448
Taxes payable	2t,26	3,566	1,180
Accrued expenses	2c,2u,13,31,36	12,161	12,769
Unearned income	2r,14	5,095	5,190
Advances from customers	2c,31	1,593	1,569
Short-term bank loans	2c,2p,2u,15a,31,36	3,774	4,043
Current maturities of long-term borrowings	2c,2m,2p,2u,15b,31,36	7,289	6,296
Total Current Liabilities		51,570	46,261

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,26	1,292	1,252
Unearned income	2r,14	735	652
Long service award provisions	2s,30	873	852
Pension benefits and other post-employment			-
benefits obligations	2s,29	5,705	5,555
Long-term borrowings - net of current maturities	2c,2m,2p,2u,16,31,36	32,455	33,748
Other liabilities	2u,2o	563	573
Total Non-current Liabilites		41,623	42,632
TOTAL LIABILITIES		93,193	88,893

EQUITY
Capital stock	1c,18	4,953	4,953
Additional paid-in capital	2v,19	2,455	2,455
Other equity	2f,2u,21	484	507
Retained earnings
Appropriated	28	15,337	15,337
Unappropriated		81,879	75,658
Net equity attributable to:
Owners of the parent company		105,108	98,910
Non-controlling interest	2b,17	20,810	18,393
TOTAL EQUITY		125,918	117,303
TOTAL LIABILITIES AND EQUITY		219,111	206,196

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2019	2018
REVENUES	2c,2r,22,31	34,840	32,343

Operation, maintenance and telecommunication
service expenses	2c,2r,24,31	(10,709)	(10,244)
Depreciation and amortization expenses	2k,2l,2m,9,11	(5,642)	(5,373)
Personnel expenses	2c,2r,2s,23,31	(3,132)	(3,035)
Interconnection expenses	2c,2r,31	(1,268)	(828)
General and administrative expenses	2c,2r,25,31	(1,294)	(1,250)
Marketing expenses	2c,2r,31	(907)	(870)
Loss on foreign exchange - net	2q	(45)	(5)
Other income	2l,2r,9c	363	303
Other expenses	2r, 9c	(177)	(163)

OPERATING PROFIT		12,029	10,878

Finance income	2c,31	276	318
Finance cost	2c,2p,2r,31	(996)	(678)
Share of profit of associated companies	2f,8	20	14

PROFIT BEFORE INCOME TAX		11,329	10,532

INCOME TAX (EXPENSE) BENEFIT	2t,26
Current		(2,849)	(2,571)
Deferred		24	17
		(2,825)	(2,554)

PROFIT FOR THE YEAR		8,504	7,978

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Foreign currency translation	2f,2q,21	(26)	47
Change in fair value of available-for-sale financial assets	2u,21	3	(1)
Share of other comprehensive income of associated companies	2f,8	(4)	0
Other comprehensive income not to be reclassified to profit
or loss in subsequent periods:
Defined benefit actuarial gain - net	2s,29	-	-
Other comprehensive income - net		(27)	46

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		8,477	8,024

Profit for the year attributable to:
Owners of the parent company		6,224	5,734
Non-controlling interests	2b,17	2,280	2,244
		8,504	7,978
Total comprehensive income for the year attributable to:
Owners of the parent company		6,197	5,780
Non-controlling interests	2b	2,280	2,244
		8,477	8,024
BASIC EARNING PER SHARE
(in full amount)	2x,27
Net income per share		62.83	57.88
Net income per ADS (100 Series B shares per ADS)		6,282.92	5,788.28

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
							Retained earnings
Description	Notes	Capital stock	Additional paid-in capital		Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2019		4.953	2.455		-	507	15.337	75.658	98.910	18.393	117.303
Capital contribution to subsidiaries		-	-		-	-	-	-	-	59	59
Acquisition of businesses		-	-		-	-	-	-	-	37	37
Acquisition of non-controlling interest		-	-		-	-	-	-	-	42	42
Cash dividens	17,28	-	-		-	-	-	-	-	(1)	(1)
Profit for the year	2b,17	-	-		-	-	-	6.224	6.224	2.280	8.504
Other comprehensive income	2f,2q,2s,2u,17	-	-		-	(23)	-	(3)	(26)	-	(26)
Balance, March 31, 2019		4.953	2.455	-	-	484	15.337	81.879	105.108	20.810	125.918

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2018		5.040	4.931	(2.541)	387	15.337	69.559	92.713	19.417	112.130
Capital contribution to subsidiaries		-	-	-	-	-	-	-	12	12
Cash dividens	17,28	-	-	-	-	-	-	-	(25)	(25)
Profit for the year	2b,17	-	-	-	-	-	5.734	5.734	2.244	7.978
Other comprehensive income	2f,2q,2s,2u,17	-	-	-	46	-	-	46	-	46
Balance, March 31, 2018		5.040	4.931	(2.541)	433	15.337	75.293	98.493	21.648	120.141

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Catatan	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Total cash receipts from customers and other operators		31,366	28,636
Cash payments for value added taxes - net		804	368
Interest income received		257	306
Cash payments for expenses		(14,607)	(14,553)
Cash payments to employees		(2,724)	(2,431)
Cash payments for corporate and final income taxes		(1,176)	(1,954)
Payment for interest costs		(955)	(743)
Other cash (payments) receipts - net		75	(63)
Net cash provided by operating activities		13,040	9,566

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	9	267	43
Proceeds from insurance claims	9	54	113
Purchase of property and equipment	9, 38	(4,565)	(5,467)
Acquisition of businesses - net of acquired cash	1d	(1,108)	-
Purchase of intangible assets	11, 38	(261)	(1,158)
Placement in time deposits and available-for-sale financial
assets		(252)	538
Increase in advances for purchases of property and equipment		(221)	(340)
Additional contribution on long-term investments	8	(16)	(27)
Increase in other assets		(106)	(108)
Net cash used in investing activities		(6,208)	(6,406)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans and other borrowings	15, 16	3,175	2,701
Capital contribution of non-controling interests in subsidiaries		59	12
Dividend paid to non-controlling interest of subsidiaries		15	(25)
Repayments of loan and other borrowings	15, 16	(4,132)	(2,063)
Net cash used in financing activities		(883)	625

NET INCREASE IN CASH AND CASH EQUIVALENTS		5,949	3,785

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		(8)	38

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	17,439	25,145

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	23,380	28,968

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL

a.Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 18).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were about increase the flexibility and independency of Commissioners in approving the Directors’ actions at a certain threshold and changes in authorized and issued capital stocks due to the transfer of total shares of cancelation treasury stocks by deducting from equity as stated in notarial deed No. 34 and No. 35 dated May 15, 2018 of Ashoya Ratam, S.H., MKn. The latest amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0214555 dated June 8, 2018 and MoLHR decision’s No. AHU-0013328.AH.01.02 year 2018 dated July 2, 2018.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company with applied the Limited Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

a.Main business:

i.Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.Supporting business:

i.Providing payment transactions and money transferring services through telecommunications and information networks.

ii.Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

iii.Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

a.Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	30 Maret 2016
License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

a.Establishment and general information (continued)

License	License No.	Type of services	Grant date/latest renewal date

License to operate internet service provider	2176/KEP/ M.KOMINFO/12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/ M.KOMINFO/16/2017	Content service provider	May 16, 2017
License for the Implementation of Internet Interconnection Services	1004/KEP/ M.KOMINFO/2018	Interconnection Services	December 26, 2018

b.Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit and Employees

1.Board of Commissioners, Directors, and Internal Audit

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 54 of Ashoya Ratam.,  S.H., M.Kn., dated April 27, 2018,   the composition of the Company’s Boards of Commissioners and Directors as of March 31, 2019 and December 31, 2018,  respectively, were as follows:

	2019	2018
President Commissioner	Hendri Saparini	Hendri Saparini
Commisioner	Edwin Hidayat Abdullah	Edwin Hidayat Abdullah
Commisioner	Rinaldi Firmansyah	Rinaldi Firmansyah
Commisioner	Isa Rachmatarwata	Isa Rachmatarwata
Independent Commissioner	Margiyono Darsasumarja	Margiyono Darsasumarja
Independent Commissioner	Pamijati Pamela Johanna	Pamijati Pamela Johanna
Independent Commissioner	Cahyana Ahmadjayadi	Cahyana Ahmadjayadi
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Harry Mozarta Zen	Harry Mozarta Zen
Director of Digital and Strategic
Portfolio	David Bangun	David Bangun
Director of Enterprise and Business
Service	Dian Rachmawan	Dian Rachmawan
Director of Wholesale and
International Services	Abdus Somad Arief	Abdus Somad Arief
Director of Human Capital
Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information
Technology and Solution	Zulhelfi Abidin	Zulhelfi Abidin
Director of Consumer Service	Siti Choiriana	Siti Choiriana

* Dolfie Othniel Fredric Palit has been appointed as a permanent candidate for the House Representatives of the Republic of Indonesia starting from September 20, 2018, hence his position as Commissioner of the Company was ended by law.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

b.Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and  Employees (continued)

2.Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee and the Corporate Secretary as of March 31, 2019 and December 31, 2018, were as follows:

	2019	2018
Chairman	Margiyono Darsasumarja	Margiyono Darsasumarja
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Rinaldi Firmansyah	Rinaldi Firmansyah
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Member	Cahyana Ahmadjayadi	Cahyana Ahmadjayadi
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

3.Employees

As of March 31, 2019 and December 31, 2018, the Company and subsidiaries (“Group”) had 24.329 employees and 24,071 employees (unaudited), respectively.

c.Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

c.Public offering of securities of the Company (continued)

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraodinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 20).

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I).  On July 30, 2013, the Company has sold all such shares (Note 20).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 20).

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 18). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of March 31, 2019, all of the Company’s Series B shares are listed on the IDX and 68.824.108 ADS shares are listed on the NYSE (Note 18).

On June 25,  2010 the Company issued the second rupiah bonds with a nominal amount of Rp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 16b).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

c.Public offering of securities of the Company (continued)

On June 23, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 16b).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III (Note 20).

On June 29, 2016, the Company sold the treasury shares phase IV (Note 20).

At the AGM held on April 27, 2018, which were covered by notarial deed No. 54 of Ashoya Ratam, S.H., M.Kn., the stockholders approved for cancellation 1,737,779,800 shares of treasury stock by reduced the Company’s capital stock (Note 20).

d.Subsidiaries

As of March 31, 2019 and December 31, 2018, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i).Direct subsidiaries:

	Nature of business/date of	Year of start	Percentage of ownership		Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	interest		elimination
incorporation	by the Company	operations	2019	2018	2019	2018
PT Telekomunikasi Selular	Telecommunication - provides	1995	65	65	89,738	82,650
("Telkomsel"),	telecommunication facilities
Jakarta, Indonesia	and mobile celuller
	services using Global
	Systems for Mobile
	Communication ("GSM")
	technology/
	May 26, 1995

PT Multimedia Nusantara	Network telecommunication	1998	100	100	17,929	16,524
("Metra"),	services and multimedia/
Jakarta, Indonesia	May 9, 2003

PT Dayamitra	Telecommunication/	1995	100	100	16,605	13,053
Telekomunikasi	May 17, 2001
("Dayamitra")
Jakarta, Indonesia

PT Telekomunikasi	Telecommunication/	1995	100	100	10,711	10,408
Indonesia International	July 31, 2003
(“TII”),
Jakarta, Indonesia

PT Graha Sarana Duta	Leasing of offices and	1982	100	100	5,776	5,805
("GSD")	providing building
Jakarta, Indonesia	management and
	maintenance services, civil
	consultant and developer/
	April 25, 2001

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

d.Subsidiaries  (continued)

(i)Direct subsidiaries: (continued):

	Nature of business/date of	Year of start	Percentage of ownership		Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	interest		elimination
incorporation	by the Company	operations	2019	2018	2019	2018
PT Telkom Akses	Construction, service and	2013	100	100	4.260	4.244
(“Telkom Akses”),	trade in the field of
Jakarta, Indonesia	telecommunication/
November 26, 2012

PT PINS Indonesia	Telecommunication	1995	100	100	4.104	4.004
(“PINS”),	construction and services/
Jakarta, Indonesia	August 15, 2002

PT Infrastruktur	Construction, service and trade	2014	100	100	3.333	3.351
Telekomunikasi	in the field of
Indonesia	telecommunication/
(“Telkom Infratel”),	January 16, 2014
Jakarta, Indonesia

PT Telkom Satelit	Telecomunication - provides	1996	100	100	3.209	3.192
Indonesia*	satellite communication
(“Telkomsat”), previously	system, services and
PT Patra Telekomunikasi	facilities/
Indonesia	September 28, 1995
Jakarta,Indonesia

PT Metra-net	Multimedia portal service/	2009	100	100	992	782
(“Metranet”),	April 17, 2009
Jakarta, Indonesia

PT Jalin Pembayaran	Payment services - principal,	2016	100	100	316	298
Nusantara	swithcing, clearing and
(“Jalin”),	settlement activities/
Jakarta, Indonesia	November 3, 2016

PT Napsindo Primatel	Telecommunication -	1999; ceased	60	60	5	5
Internasional	provides Network Access	operations on
(“Napsindo”),	Point (NAP), Voice Over	January 13,
Jakarta, Indonesia	Data (VOD) and other	2006
related services/
December 29, 1998

 (ii)Indirect subsidiaries:

	Nature of business/date of	Year of start	Percentage of ownership		Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	interest		elimination
incorporation	Nature of business	operations	2019	2018	2019	2018
PT Sigma Cipta Caraka	Information technology	1988	100	100	8,945	7,785
(“Sigma”),	service - system
Tangerang, Indonesia	implementation and
	integration service,
	outsourcing and software
	license maintenance/
	May 1,1987

Telekomunikasi	Telecommunication/	2008	100	100	3,347	3,413
Indonesia	December 6, 2007
International Pte. Ltd.,
Singapore

PT Infomedia Nusantara	Data and information	1984	100	100	2,292	2,389
(“Infomedia”),	service - provides
Jakarta, Indonesia	telecommunication
	information services and
	other information services
	in the form of print and
	electronic media and call
	center services/
	September 22,1999

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

d.Subsidiaries  (continued)

(ii)Indirect subsidiaries (continued):

	Nature of business/date of	Year of start	Percentage of ownership		Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	interest		elimination
incorporation	Nature of business	operations	2019	2018	2019	2018
PT Telkom Landmark	Service for property	2012	55	55	2.196	2.128
Tower	development and
(“TLT”),	management/
Jakarta, Indonesia	February 1, 2012

PT Metra Digital Media	Directory information	2013	100	100	1.509	1.339
(“MD Media”),	services/
Jakarta, Indonesia	January 22, 2013

Telekomunikasi	Telecommunication/	2010	100	100	1.446	1.185
Indonesia	December 8, 2010
International Ltd,
Hong Kong

PT Metra Digital	Trading and/or providing	2013	100	100	978	979
Investama	service related to
(“MDI”),	information and
Jakarta, Indonesia	tehnology, multimedia,
	entertainment and
	investment/
	January 8, 2013

PT Finnet Indonesia	Information technology	2006	60	60	892	1.011
(“Finnet”),	services/
Jakarta, Indonesia	October 31, 2005

PT Persada Sokka Tama	Providing network	2008	95	-	870	-
(“PST”),	telecommunication
Jakarta, Indonesia	infrastructures/
	February 19, 2019

TS Global Network	Satellite services/	1996	70	70	826	832
Sdn. Bhd.	December 14, 2017
(“TSGN”),
Petaling Jaya,
Malaysia

Telekomunikasi	Telecommunication/	2012	100	100	651	677
Indonesia	September 11, 2012
International
(“TL”) S.A.,
Dili, Timor Leste

PT Melon	Digital content exchange	2010	100	100	636	457
(“Melon”)	hub services/
Jakarta, Indonesia	November 14, 2016

PT Telkomsel Karya	Business management	2019	100	-	553	-
Inovasi	consulting and capital
(“TMI”),	venture services/
Jakarta, Indonesia	January 18, 2019

PT Swadharma Sarana	System Integrator Services/	2001	51	51	515	460
Informatika	April 2, 2018
(“Swadharma”)
Jakarta, Indonesia

PT Fintek Karya	Digital payment and	2019	100	-	472	-
Nusantara	payment gateway
(“Finarya”),	services/
Jakarta, Indonesia	February 21, 2019

PT Administrasi	Health insurance	2002	100	100	401	346
Medika	administration services/
(“Ad Medika”),	February 25, 2010
Jakarta, Indonesia

PT Graha Yasa	Tourism service/	2012	51	51	294	250
Selaras	April 27, 2012
(”GYS”),
Jakarta, Indonesia

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

d.Subsidiaries  (continued)

(ii)Indirect subsidiaries (continued):

	Nature of business/date of	Year of start	Percentage of ownership		Total assets before
Subsidiary/place of	Incorporation or acquisition	of commercial	interest		elimination
incorporation	Nature of business	operations	2019	2018	2019	2018
PT Nusantara Sukses	Service and trading/	2014	100	100	290	290
Investasi	September 1, 2014
(“NSI”),
Jakarta, Indonesia

PT Metraplasa	Network & e-commerce	2012	60	60	149	168
(“Metraplasa”),	services/
Jakarta, Indonesia	April 9, 2012

Telekomunikasi	Telecommunication/	2013	100	100	129	115
Indonesia	January 9, 2013
International Pty Ltd,
(“Telkom Australia”),
Sydney, Australia

PT Nutech Integrasi	System integrator/	2001	60	60	104	93
(“Nutech”),	December 13, 2017
Jakarta, Indonesia

Telekomunikasi	Telecommunication/	2013	70	70	85	76
Indonesia Intl	July 2, 2013
(Malaysia) Sdn. Bhd
(“Telin Malaysia”)
Malaysia

Telekomunikasi	Telecommunication/	2014	100	100	71	57
Indonesia	December 11, 2013
International Inc.,
(“Telkom USA”),
Los Angeles, USA

PT Satelit Multimedia	Satellite services/	2013	100	100	19	16
Indonesia	March 25, 2013
(“SMI”),
Jakarta, Indonesia

(a)	Metra

Based on notarial deed Utiek Rochmuljati Abdurachman S.H., MLI., M.Kn, No. 3, 4, and 5 dated April 2, 2018, Metra purchase 14,600 shares of PT Swadharma Sarana Informatika (SSI) ownership interests from Yayasan Danar Dana Swadharma, PT Tri Handayani Utama, dan Koperasi Swadharma or equivalent to 36.50 % ownership interests from SSI with purchase consideration amounting Rp220 billion.

Based on notarial deed N.M. Dipo Nusantara Pua Upa, S.H., MKn, No. 4 dated April 9, 2018, the Company as Metra's shareholders subscribing for 11,837 new shares issued by SSI with purchase consideration amounting Rp178 billion. These transaction result in change composition become 51% causing Company to have control over SSI as a subsidiary with total purchase consideration amounting to Rp397 billion (consideration paid on acquisition of control net of cash acquired is Rp210 billion). Acquisition cost of SSI which was higher than the ownership portion of net book value, which amounting to Rp196 billion.

As of December 31, 2018, the difference recorded as provisional goodwill. As of the completion date of the consolidated financial statements,  purchase price allocation of the acquisition is in progress.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

d.Subsidiaries  (continued)

(a)	Metra (continued)

From the date of acquisition until December 31, 2018, the total revenue and profit before tax of Swadharma included in the statements of profit or loss income and other comprehensive income amounted to Rp630 billion and Rp101 billion, respectively. If acquisition occurred since the beginning of the year, revenue and profit before tax recognized in consolidated profit and loss and other comprehensive income was Rp 823 billion and Rp110 billion, respectively.

(b)	Sigma

Based on notarial deed Utiek Rochmuljati Abdurachman S.H., MLI., M.Kn, No. 151 and 152, dated Decemberl 28, 2018, Sigma purchase 2,493 (equal 67% ownership share’s) shares from PT Upperco Usaha Maxima with purchase consideration paid amounting Rp208 billion and 111 share’s (equal 3% ownership share’s) from PT Abdi Anugerah Persada with purchase consideration paid amounting Rp9 billion, hence Sigma own 2,604 shares (equal 70% ownership shares) causing Company to have control over SCC as a subsidiary with total purchase consideration amounting to Rp217 billion (consideration paid on acquisition of control net of cash acquired is Rp188 billion).. Acquisition cost of CIP which was higher than the ownership portion of net book value, which amounting to Rp165 billion. As of December 31, 2018, the difference recorded as provisional goodwill. As of the completion date of the consolidated financial statements, purchase price allocation of the acquisition is in progress.

From the date of acquisition until December 31, 2018, the total revenue and profit before tax of CIP included in the statements of profit or loss income and other comprehensive income amounted to Rpnil. If acquisition occurred since the beginning of the year, revenue and profit before tax recognized in consolidated profit and loss and other comprehensive income was Rp 166 billion and Rp24 billion, respectively.

(c)	TII

On December 14, 2017, TII purchased TSGN equivalent to 49% ownership amounting to MYR66,150,000 (equivalent to Rp220 billion). TSGN is engaged in providing ICT (information and communication technologies) systems for satellite communication services, satellite bandwith services and Very Small Aperture Terminal (“VSAT”) services. Non-controlling interests of the acquiree are measured at fair value. Based on Sale and Subscription Agreement, TII owns the control over TSGN through placing and replacing of 3 out of 5 key managements that controls the overall business of TSGN. On April 25, 2018, TII purchased 21% of ownership shares obtained from issued new shares.

This acquisition will enhance synergy and utilization of assets and resources between companies in order to provide more innovative services to customers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

d.Subsidiaries  (continued)

(c)	TII (continued)

The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	21
Trade receivables	18
Other current assets	57
Property and Equipment (Note 9)	711
Other non-current assets	14

Liabilities
Current liabilities	(422)
Non-current liabilities	(140)

Fair value of identifiable net assets acquired	259
Fair value of non-controlling interest	(132)
Povisional goodwill (Note 11)	93
Fair value consideration transferred	220

On July 2, 2013, Telin Malaysia was incorporated, with TII obtaining 49% direct ownership, and on April 18, 2018 TII purchased 21% of Compudyne Telecommunication Systems Sdn, Bhd shares in Telin Malaysia. The acquisition cost amounted to MYR8,764,789 or equivalent to Rp31 billion (consideration paid on acquisition of control net of cash acquired is Rp16 billion). In connection with the acquisition of Telin Malaysia’s shares, TII recognized provisional goodwill amounting to Rp61 billion (Note 11).

From the date of acquisition until December 31, 2018, the total revenue and profit before tax of Telin Malaysia included in the statements of profit or loss and other comprehensive income amounted to Rp23 billion and Rp20 billion, respectively. If acquisition occurred since the beginning of the year, revenue and loss before tax recognized in consolidated profit and loss and other comprehensive income was MYR13.323.065 (equivalent to Rp47 billion) and MYR7.888.930 (equivalent to Rp28 miliar) respectively.

(d)	Dayamitra

Based on notarial deed of Jimmy Tanal, S. H., M. Kn., No. 22 dated March 6, 2019 regarding Shareholder’s Resolution of PT Persada Sokka Tama (“PST”), approving transfers of right over shares of PST to Dayamitra from Mrs. Rahina Dewayani and Mrs. Rahayu amounting to 2,559,000 and 6,000 shares, respectively, therefore Dayamitra has 2,565,000 shares or 95% ownership of PST.

PST is a company engaged in managing tower rental. This new investment is expected to strengthen the Company's business portfolio.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.GENERAL (continued)

d.Subsidiaries  (continued)

(d)	Dayamitra

The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	5
Trade receivables	121
Property and Equipment (Note 9)	1,107
Other assets	113

Liabilities
Current liabilities	(129)
Non-current liabilities	(378)
Other liabilities	(104)

Fair value of identifiable net assets acquired	735
Fair value of non-controlling interest	(37)
Provisional goodwill	415
Fair value consideration transferred	1,113

As of the date of approval and authorization for the issuance of these consolidated financial statement, purchase price allocation calculation is still in process.

(e)	Telkomsel

Based on notarial deed Bonardo Nasution, S.H. No. 12 dated January 18, 2019, Telkomsel established PT Telkomsel Mitra Inovasi (“PT TMI”). Telkomsel paid Rp550 billion for 549,989 shares from 550,000 shares.

Based on notarial deed Bonardo Nasution, S.H. No. 13 dated January 21, 2019. Telkomsel established PT Fintek Karya Nasution (“PT Finarya”). Telkomsel paid Rp25 billion (2,499 shares). On February 22, 2019 Telkomsel contributed part of its assets to Finarya amounting to Rp150 billion and own 14,974 shares as a compensation towards the contribution.

e.Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on Mei 2, 2019.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

Accounting Standards Issued but not yet Effective

Effective January 1, 2020

•	PSAK 71: Financial Instruments

PSAK 71 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from PSAK 55: Financial Instruments: Recognition and Measurement. PSAK 71 replaces the existing guidance in PSAK 55: Financial Instruments: Recognition and Measurement.

•	PSAK 72: Revenue from Contracts with Customers

PSAK 72 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

PSAK 72 replaces a number of existing revenue standards, including PSAK 23: Revenue, PSAK 34: Construction Contracts and ISAK 10: Customer Loyalty Programmes.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.Basis of preparation of financial statements (continued)

Effective January 1, 2020 (continued)

•	PSAK 73: Leases

PSAK 73 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under PSAK 30. PSAK 73 includes two recognition exemptions for lessees – leases of ’low-value’ assets  and leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the lease asset.

Lessor accounting under PSAK 73 is substantially unchanged from today’s accounting under PSAK 30. Lessors will continue to classify all leases using the same classification principle as in PSAK 30.

PSAK 73 replaces PSAK 30: Leases and ISAK 8: Determining whether an Arrangement contains a Lease.

•	Amendments to PSAK 15: Long-term Interests in Associates and Joint Ventures

These amendments require the entity to apply PSAK 71 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture.

•	Amendments to PSAK 71: Prepayment Features with Negative Compensation

These amendments provides that financial assets with prepayment features that may result in negative compensation qualify as contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

•

Amendment to PSAK 62: Insurance Contract - Implementing PSAK 71: Financial Instruments with PSAK 62: Insurance Contract will be effective January 1, 2022, but such amendments have no impact on Group’s consolidated financial statements.

b.Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect its returns.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.Principles of consolidation (continued)

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

•	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
•	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
•	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
•	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;
•	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit and loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the intial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.Business combinations (continued)

Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, cash in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position.

f.Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.
b.

Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.Investments in associated companies (continued)

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of Cellum Global Zrt. (“Cellum”) is Hungary Forint (“HUF”) and PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the expected costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”) asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

m.Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized.  Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.Trade payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

q.Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is maintained in Australian dollars, TS Global Network Sdn. Bhd. and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	31 Maret 2019		31 Desember 2018
	Buy	Sell	Buy	Sell
Dolar A.S. (“US$”) 1	14,235	14,245	14,375	14,385
Dolar Australia (“AU$”) 1	10,086	10,095	10,157	10,167
Euro 1	15,970	15,989	16,432	16,446
Yen Jepang 1	128.50	128.61	130.56	130.70
Ringgit Malaysia (“MYR”) 1	3,486	3,491	3,474	3,480

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.Revenue and expense recognition

i.Cellular revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•	Airtime and charges for value added services are recognized based on usage by subscribers.
•	Monthly subscription charges are recognized as revenues when incurred by subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

i.Cellular revenues (continued)

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 23 years.

iii.Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s  subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

iv.Data, internet, and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

v.Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.Other revenues

Revenues from sales of peripherals or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

vii.Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii.Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

ix.Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x.Expenses

Expenses are recognized as they are incurred.

s.Employee benefits

i.  Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

•	The date of plan amendment or curtailment; and
•	The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such are included in “Personnel Expenses” as they become payable.

iii.  Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

iv.Early retirement benefits

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Tax deduction from the reversal of deferred tax assets is excluded from the estimation of future taxable income.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on the such transaction remains subject to tax even though the tax payer incurred a loss on the transaction. Refer to PSAK No. 46 revised, final tax is not required in scope of PSAK No. 46.

Final income tax on construction services and lease is presented as part of “Other Expenses”.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.	Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, other non-current financial assets, and available-for-sale investments.

a.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other income/(expense) in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

No financial assets were classified as financial assets at fair value through profit or loss as of March 31, 2019 and December 31, 2018.

b.  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other, cash and cash equivalents, other current financial assets,  trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

c.	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

a)	those that the Group, upon initial recognition, designates as at fair value through profit or loss;
b)	those that the Group designates as available-for-sale; and
c)	those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity investments as of March 31, 2019 and December 31, 2018.

d.	Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale investments primarily consist of mutual funds, corporate and government bonds and capital stock,  which are recorded as part of “Other Current Financial Assets” and “Long-term Investsments” in the consolidated statements of financial position.

Available-for-sale investments are stated at fair value. Unrealized holding gains or losses on available-for-sale investments are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.	Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, and interest-bearing loans, other borrowings and other liabilities.  Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

a.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of March 31, 2019 and December 31, 2018.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

ii.	Financial liabilities (continued)

b.Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, interest-bearing loans, other borrowings, and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements  of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.	the normal course of business;
b.	the event of default; and
c.	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 36.

v.Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

v.Impairment of financial assets (continued)

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.Sukuk Ijarah

Sukuk Ijarah issued by the Group is recognized at nominal value, adjusted to the premium or discount and related transaction costs. The difference between the carrying amount and the nominal value is amortized on a straight-line basis over the period of the sukuk and is recognized in the income statement as the sukuk issuance expense.

Sukuk Ijarah, after adjusting for premium or discount and unamortized transaction costs, is presented as part of liabilities.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w.Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

x.Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

y.Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

z.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

aa.Provision

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab.Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ac.Critical accounting estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.Critical accounting estimates and assumptions (continued)

i.Retirement benefits (continued)

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 29 and 30.

ii.Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 9.

iii.Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 5.

iv.Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 26.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS

		March 31, 2019		December 31, 2018
		Balance		Balance
		Original		Original
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Cash on hand	Rp	-	72	-	36
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	1,009	-	1,199
	US$	24	348	10	139
	JPY	8	1	8	1
	EUR	1	20	1	20
	HKD	0	1	1	1
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	918	-	791
	US$	7	94	2	28
	EUR	-	-	0	0
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	546	-	728
	US$	0	5	2	31
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	Rp	-	45	-	342
Others	Rp	-	15	-	15
	US$	0	1	0	0
Sub-total			3,003		3,295

Third parties
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	16	231	10	148
	SGD	3	35	1	14
PT Bank HSBC Indonesia ("HSBC")	Rp	-	1	-	1
The Hongkong and Shanghai Banking
Corporation Ltd. ("HSBC Hongkong")	US$	10	140	12	181
	HKD	4	8	5	9
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	96	-	218
	US$	-	-	2	30
PT Bank UOB Indonesia ("UOB")	Rp	-	54	-	17
United Overseas Bank Limited ("UOB Singapore")	US$	1	8	4	55
	SGD	1	9	1	14
	MYR	3	9	3	9
Others (each below Rp75 billion)	Rp	-	338	-	197
	US$	7	103	4	60
	EUR	1	16	1	20
	MYR	4	14	3	12
	AUD	1	12	0	2
	TWD	7	3	17	8
	HKD	0	0	0	0
	MOP	0	0	0	0
Sub-total			1,077		995

Total cash in banks			4,080		4,290

Time deposits
Related parties
BNI	Rp	-	3,950	-	2,640
	US$	52	736	58	837
BRI	Rp	-	3,120	-	1,911
	US$	58	820	47	676
BTN	Rp	-	2,158	-	2,559
	US$	-	-	31	446
Bank Mandiri	Rp	-	1,177	-	611
	US$	15	214	16	230
Sub-total			12,175		9,910

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		March 31, 2019		December 31, 2018
		Balance		Balance
		Original		Original
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat
dan Banten Tbk (“BJB”)	Rp	-	2,305	-	1,295
PT Bank Tabungan Pensiunan Nasional Tbk
(“BTPN”)	Rp	-	1,526	-	181
	US$	-	-	25	363
PT Bank CIMB Niaga Tbk
(“CIMB Niaga”)	Rp	-	1,555	-	190
	US$	31	436	-	-
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	356	-	365
UOB	US$	19	272	30	429
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	-	173	-	248
Bank of Tokyo ("MUFG")	Rp	-	100	-	0
PT Bank Muamalat Indonesia Tbk	Rp	-	80	-	40
Others	Rp		206	-	53
	MYR	13	44	11	39

Sub-total			7,053		3,203

Total time deposits			19,228		13,113

Total			23,380		17,439

Interest rates per annum on time deposits are as follows:

	March 31, 2019	December 31, 2018
Rupiah	2,60%-9,00%	2,50%-9,25%
Foreign currency	0,50%-3,75%	0,50%-3,75%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

4.OTHER CURRENT FINANCIAL ASSETS

		March 31, 2019		December 31, 2018
		Balance		Balance
		Original currency	Rupiah	Original currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent

Time deposits
Related parties
BRI	Rp	-	85	-	-
Mandiri	Rp	-	65	-	-
BNI	Rp	-	1	-	1
Third parties
SCB	US$	8	114	8	116
Others	Rp	-	18	-	-
	US$	6	73	6	88
Total time deposits			356		205

Available-for-sale financial assets
Related parties
PT Mandiri Manajemen Investasi	Rp	-	380	-	379
PT Bahana TCW Investment Management
(“Bahana TCW”)	Rp	-	80	-	91
Sub-total			460		470

Total available-for-sale financial assets			460		470

Escrow accounts	Rp	-	74	-	136
	US$	0	0	0	1
	MYR	5	16	5	16
Others	Rp	-	438	-	476
	US$	0	1	-	-
	MYR	0	0	-	-
	AUD	1	5	-	-
Total			1,350		1,304

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	March 31, 2019	December 31, 2018
Rupiah	5,00%-7,52%	5.00%
Foreign currency	2,30%-2,40%	1,35%-1,92%

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.By debtor

(i)	Related parties

	March 31, 2019	December 31, 2018
State-owned enterprises	2,028	1,649
Indonusa	535	522
PT Indosat Tbk ("Indosat")	221	219
Others	466	467
Total	3,250	2,857
Provision for impairment of receivables	(586)	(731)
Net	2,664	2,126

(ii)	Third parties

	March 31, 2019	December 31, 2018
Individual and business subscribers	15,668	12,044
Overseas international carriers	1,281	1,542
Total	16,949	13,586
Provision for impairment of receivables	(4,937)	(4,298)
Net	12,012	9,288

b.By age

(i)	Related parties

	March 31, 2019	December 31, 2018
Up to 3 months	2,284	1,748
3 to 6 months	118	296
More than 6 months	848	813
Total	3,250	2,857
Provision for impairment of receivables	(586)	(731)
Net	2,664	2,126

(ii)	Third parties

	March 31, 2019	December 31, 2018
Up to 3 months	11,448	8,006
3 to 6 months	1,037	1,502
More than 6 months	4,464	4,078
Total	16,949	13,586
Provision for impairment of receivables	(4,937)	(4,298)
Net	12,012	9,288

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES  (continued)

b.By age  (continued)

(iii)	Aging of total trade receivables

	March 31, 2019		December 31, 2018
		Provision for		Provision for
		impairment of		impairment of
	Gross	receivables	Gross	receivables
Not past due	11,006	285	7,512	394
Past due up to 3 months	2,726	318	2,244	281
Past due more than 3 to 6 months	1,155	546	1,797	329
Past due more than 6 months	5,312	4,374	4,890	4,025
Total	20,199	5,523	16,443	5,029

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of March 31, 2019 and December 31, 2018, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,955 billion and Rp4,926 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.By currency

(i)	Related parties

	March 31, 2019	December 31, 2018
Rupiah	3,246	2,850
U.S. dollar	4	7
Others	0	0
Total	3,250	2,857
Provision for impairment of receivables	(586)	(731)
Net	2,664	2,126

(ii)	Third parties

	March 31, 2019	December 31, 2018
Rupiah	14,627	11,348
U.S. dollar	2,218	2,118
Australian dollar	25	19
Others	79	101
Total	16,949	13,586
Provision for impairment of receivables	(4,937)	(4,298)
Net	12,012	9,288

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES  (continued)

d.	Movements in the provision for impairment of receivables

	March 31, 2019	December 31, 2018
Beginning balance	5,029	4,331
Provision recognized during the period
(Note 25)	496	1,724
Receivables written off	(2)	(1,026)
Ending balance	5,523	5,029

e.

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of March 31, 2019, certain trade receivables of the subsidiaries amounting to Rp6,972  billion have been pledged as collateral under lending agreements (Notes 15 and 16c).

Refer to Note 31 for details of related parties transactions.

6.INVENTORIES

	March 31, 2019	December 31, 2018
Components	415	429
SIM Cards and blank prepaid vouchers	112	137
Others	155	218
Total	682	784
Provision for obsolescence
SIM Cards and blank prepaid vouchers	(28)	(28)
Components	(21)	(38)
Others	(1)	(1)
Total	(50)	(67)
Net	632	717

Movements in the provision for obsolescence are as follows:

	March 31, 2019	December 31, 2018
Beginning balance	67	53
Provision recognized during the period	-	22
Inventory written off	(17)	(8)
Ending balance	50	67

The inventories recognized as expense and included in operations, maintenance and telecommunication service expenses as of March 31, 2019 and December 31, 2018 amounted to
Rp605  billion and Rp775billion, respectively (Note 24).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

6.INVENTORIES (continued)

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp235 billion have been pledged as collateral under lending agreements (Notes 16c).

As of March 31, 2019 and December 31, 2018, modules and components held by the Group with book value amounting to Rp125 billion and Rp125 billion, respectively, have been insured against fire, theft, and other specific risks. Modules are recorded as part of property and equipment. Total sum insured as of March 31, 2019 and December 31, 2018 amounted to Rp176 biliion and Rp176 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

7.OTHER CURRENT ASSETS

	March 31, 2019	December 31, 2018
Prepaid rental	3,752	1,382
Frequency license (Note 34c.i)	3,028	3,636
Advances	1,743	1,803
Prepaid salaries	264	200
Advance to employee	70	30
Others	1,219	931
Total	10,076	7,982

Refer to Note 31 for details of related parties transactions.

8.LONG-TERM INVESTMENTS

The Group has investments in several entities as follows:

	March 31, 2019
				Share of		Share of other
	Percentage of	Beginning	Additions	net profit		comprehensive		Ending
	ownership	balance	(deductions)	(loss)	Dividend	income	Impairment	balance
Long-term investments
in associated
companies:
Tiphone[a]	24.00	1,602	-	22	-	(4)	-	1,620
Indonusa[b]	20.00	210	-	-	-	-	-	210
PT Integrasi Logistik
Cipta Solusi (“ILCS”)[c]	49.00	44	-	0	-	0	-	44
PT Graha Sakura
Nusantara (“GSN”)[d]	45.00	14	-	0	-	-	-	14
Cellum[e]	30.40	79	-	(3)	-	-	-	76
Others[f]	25.00-51.00	4	-	1	-	-	-	5
Sub-total		1,953	-	20	-	(4)	-	1,969
Other long-term
investments		519	16	-	-	-	-	535
Total long-term
investments		2,472	16	20	-	(4)	-	2,504

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

8.LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2019:

	Tiphone*	Indonusa*	ILCS	GSN	Cellum	Others
Statements of financial position
Current assets	7,615	449	130	15	12	488
Non-current assets	724	310	46	168	39	717
Current liabilities	(1,466)	(571)	(85)	(4)	(22)	(819)
Non-current liabilities	(2,984)	(297)	(1)	(149)	(19)	(2,142)
Equity (deficit)	3,889	(109)	90	30	10	(1,756)

Statements of profit or loss and other
comprehensive income
Revenues	29,228	824	37	0	3	127
Operating expenses	(28,227)	(583)	(36)	(1)	(13)	(290)
Other income (expenses) including
finance costs - net	(391)	(39)	(1)	0	-	(24)
Profit (loss) before tax	610	202	-	(1)	(10)	(187)
Income tax benefit (expense)	(165)	(55)	-	-	-	3
Profit (loss) for the year	445	147	-	(1)	(10)	(184)
Other comprehensive income (loss)	(63)	(3)	-	-	-	-
Total comprehensive income (loss)
for the year	382	144	-	(1)	(10)	(184)

*using financial information as of December 31, 2018

	December 31, 2018
				Share of		Share of other
	Percentage of	Beginning	Additions	net profit		comprehensive		Ending
	ownership	balance	(deductions)	(loss)	Dividend	income	Impairment	balance
Long-term investments
in associated
companies:
Tiphone[a]	24.00	1,539	-	87	(9)	(15)	-	1,602
Indonusa[b]	20.00	221	-	(11)	-	-	-	210
PT Integrasi Logistik							-	-
Cipta Solusi (“ILCS”)[c]	49.00	43	-	1	-	0	-	44
PT Graha Sakura							-	-
Nusantara (“GSN”)[d]	45.00	14	-	0	-	-	-	14
Cellum[e]	30.40	-	84	(5)	-	-	-	79
Others[f]	25.00-51.00	22	-	(19)	-	1	-	4
Sub-total		1,839	84	53	(9)	(14)	-	1,953
Other long-term
investments		309	253	-	-	-	(43)	519
Total long-term
investments		2,148	337	53	(9)	(14)	(43)	2,472

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

8.LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2018:

	Tiphone	Indonusa	ILCS	GSN	Cellum	Others
Statements of financial position
Current assets	7,615	449	132	15	22	470
Non-current assets	892	310	47	169	43	717
Current liabilities	(1,466)	(571)	(87)	(1)	(23)	(932)
Non-current liabilities	(3,062)	(297)	(2)	(152)	(20)	(2,001)
Equity (deficit)	3,979	(109)	90	31	22	(1,746)
Statements of profit or loss and other
comprehensive income
Revenues	29,228	824	164	5	22	301
Operating expenses	(28,117)	(583)	(162)	(5)	(46)	(497)
Other income (expenses) including finance costs - net	(391)	(39)	1	0	(10)	(46)
Profit (loss) before tax	720	202	3	0	(34)	(242)
Income tax benefit (expense)	(137)	(55)	(1)	-	-	11
Profit (loss) for the year	583	147	2	0	(34)	(231)
Other comprehensive income (loss)	(63)	(3)	-	-	-	1
Total comprehensive income (loss)
for the year	520	144	2	0	(34)	(230)

aTiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

As of March 31, 2019 and December 31, 2018, the fair value of the investment amounted to Rp1,369 billion and Rp1,649 billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of March 31, 2019 and December 31, 2018 amounting to  Rp780 and Rp940, respectively.

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2018 is as follows:

2018
Assets	8,507
Liabilities	(4,528)
Net Assets	3,979
Group's proportionated share of net assets (24.00% in 2018)	955
Goodwill	647
Carrying amount of long-term invesment	1,602

bIndonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.

c    ILCS is engaged in providing E-trade logistic services and other related services.

d    On August 31, 2017, NSI and third party established GSN which engaged in real estate, residential and apartment marketing business.

e  Investment in Cellum is accounted for under the equity method, which covered by a conditional shares subscription agreement between Metranet and Cellum in January 30, 2018. Cellum is a company which engaged in mobile payment and commerce services.

f  The unrecognized share of losses in other investments for the year ended March 31, 2019 are Rp280 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT

	January 1, 2019	Acquisition	Additions	Deductions	Reclassifications/ Translations	March 31, 2019
At cost:
Directly acquired assets
Land rights	1,626	6	7	-	8	1,647
Buildings	11,833	15	8	(200)	243	11,899
Leasehold improvements	1,375	-	5	(7)	(7)	1,366
Switching equipment	15,291	-	168	(4)	121	15,576
Telegraph, telex and data communication
equipment	1,586	-	-	-	-	1,586
Transmission installation and equipment	141,408	1,260	1,096	(2,155)	2,430	144,039
Satellite, earth station and equipment	11,972	-	23	(3)	21	12,013
Cable network	45,451	-	1,253	-	933	47,637
Power supply	17,864	5	39	(85)	322	18,145
Data processing equipment	14,265	7	113	(52)	306	14,639
Other telecommunication peripherals	3,423	-	419	-	(40)	3,802
Office equipment	2,142	16	32	(6)	(32)	2,152
Vehicles	641	3	4	(1)	-	647
Other equipment	94	-	-	-	(41)	53
Property under construction	4,876	81	4,069	(2)	(4,234)	4,790
Asset under finance lease			-
Transmission installation and equipment	5,603	-	-	-	-	5,603
Data processing equipment	1	-	-	-	-	1
Vehicles	578	-	-	-	-	578
Office equipment	16	-	25	(4)	(76)	(39)
CPE assets	22	-	-	-	-	22
Power supply	125	-	-	-	-	125
RSA assets	252	-	-	(163)	-	89
Total	280,444	1,393	7,261	(2,682)	(46)	286,370

	January 1, 2019	Acquisition	Additions	Deductions	Reclassifications/ Translations	March 31, 2019
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	3,405	1	134	(4)	(6)	3,530
Leasehold improvements	949	-	48	(3)	-	994
Switching equipment	10,550	-	348	(2)	25	10,921
Telegraph, telex and data communication
equipment	1,320	-	130	-	-	1,450
Transmission installation and equipment	74,247	259	2,776	(2,061)	(53)	75,168
Satellite, earth station and equipment	5,005	-	201	-	1	5,207
Cable network	12,185	-	520	-	126	12,831
Power supply	12,316	3	353	(82)	(4)	12,586
Data processing equipment	10,747	-	298	(13)	-	11,032
Other telecommunication peripherals	1,029	-	158	-	-	1,187
Office equipment	1,312	3	88	(9)	-	1,394
Vehicles	281	1	11	-	(1)	292
Other equipment	75	-	-	-	(6)	69
Asset under finance lease
Transmission installation and equipment	3,241	-	150	-	-	3,391
Data processing equipment	1	-	-	-	-	1
Vehicles	126	-	19	-	-	145
Office equipment	70	-	1	(3)	-	68
CPE assets	20	-	-	-	-	20
Power supply	73	-	-	-	-	73
RSA assets	244	-	-	(155)	-	89
Total	137,196	267	5,235	(2,332)	82	140,448
Net book value	143,248					145,922

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

	January 1, 2018	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2018
At cost:
Directly acquired assets
Land rights	1.519	46	39	-	22	1.626
Buildings	9.802	43	67	(1)	1.922	11.833
Leasehold improvements	1.257	-	23	(24)	119	1.375
Switching equipment	18.463	-	818	(1.920)	(2.070)	15.291
Telegraph, telex and data communication
equipment	1.583	-	3	-	-	1.586
Transmission installation and equipment	133.797	-	3.266	(6.398)	10.743	141.408
Satellite, earth station and equipment	9.300	-	2.414	(3)	261	11.972
Cable network	47.155	-	5.887	(36)	(7.555)	45.451
Power supply	16.279	13	484	(187)	1.275	17.864
Data processing equipment	13.294	23	140	(540)	1.348	14.265
Other telecommunication peripherals	1.659	-	1.765	-	(1)	3.423
Office equipment	1.557	46	471	(18)	86	2.142
Vehicles	439	6	203	(1)	(6)	641
Other equipment	97	-	18	-	(21)	94
Property under construction	4.415	2	17.821	(23)	(17.339)	4.876
Asset under finance lease
Transmission installation and equipment	5.582	-	21	-	-	5.603
Data processing equipment	83	-	-	(82)	-	1
Vehicles	401	-	176	-	1	578
Office equipment	80	-	4	(68)	-	16
CPE assets	22	-	-	-	-	22
Power supply	215	-	-	(90)	-	125
RSA assets	252	-	-	-	-	252
Total	267.251	179	33.620	(9.391)	(11.215)	280.444

	January 1, 2018	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2018
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	2.880	-	513	(1)	13	3.405
Leasehold improvements	823	-	150	(24)	-	949
Switching equipment	14.553	-	1.307	(1.920)	(3.390)	10.550
Telegraph, telex and data communication
equipment	802	-	518	-	-	1.320
Transmission installation and equipment	69.240	-	10.958	(5.579)	(372)	74.247
Satellite, earth station and equipment	4.334	-	677	(3)	(3)	5.005
Cable network	17.864	-	2.076	(36)	(7.719)	12.185
Power supply	11.154	-	1.332	(177)	7	12.316
Data processing equipment	10.236	-	1.040	(519)	(10)	10.747
Other telecommunication peripherals	602	-	428	-	(1)	1.029
Office equipment	1.036	-	290	(18)	4	1.312
Vehicles	226	-	62	(1)	(6)	281
Other equipment	96	-	4	-	(25)	75
Asset under finance lease
Transmission installation and equipment	2.638	-	603	-	-	3.241
Data processing equipment	76	-	7	(82)	-	1
Vehicles	66	-	60	-	-	126
Office equipment	80	-	44	(54)	-	70
CPE assets	20	-	-	-	-	20
Power supply	120	-	43	(90)	-	73
RSA assets	234	-	10	-	-	244
Total	137.080	-	20.122	(8.504)	(11.502)	137.196
Net book value	130.171					143.248

a.	Gain on disposal or sale of property and equipment

	2019	2018
Proceyeds from sale of property and equipment	267	43
Net book value	(86)	(42)
Gain on disposal or sale of property and equipment	181	1

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

b.Asset impairment

In 2014, the Group decided to cease its fixed wireless business, and accelerated the depreciation of its fixed wireless assets in 2015.

In 2017, the Company derecognized the fixed wireless asset which fully depreciated with acquisition cost of Rp3,193 billion.

As of December 31, 2016 and 2017, the CGUs that independently generate cash inflows were fixed wireline, cellular and others. Management believes that there is no indication of impairment in the assets as of December 31, 2018.

c.Others

(i)

Interest capitalized to property under construction amounted to Rp62 billion and Rp271 billion for the three months period ended March 31, 2019 and December 31, 2018, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 2.13% to 11.00%  and 9.68% to 11.00% for the three months period ended March 31, 2019 and December 31, 2018, respectively.

(ii)	No foreign exchange loss was capitalized as part of property under construction for the three months period ended March 31, 2019 and December 31, 2018.

(iii)

As of March 31, 2019 and 2018,  the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp54 billion and Rp153 billion, respectively, and were recorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. As of March 31, 2019 and 2018, the net carrying amount of those assets of Rp7 billion and Rp51 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(iv)

In 2019 until 2018, Telkomsel decided to replace certain equipment units with net carrying amount of Rp48 billion and Rp26 billion, respectively, as part of its modernization program and accelerated the depreciation of such equipment units. The impact of accelerated depreciation was an increase in the depreciation expense for the year ended March 31, 2019 amounting to Rp15 billion.

In 2014, the useful lives of Telkomsel’s buildings and transmissions  were changed from 20 years to 40 years, and from 10 years to 15 and 20 years, respectively, to reflect the current economic lives of the buildings and the transmissions. The change in useful lives increases 2018 profit before income tax amounting to Rp135 billion .

In 2018, the estimated useful lives of radio software license  and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The impact of reduction in depreciation expense for the three months period ended March 31, 2019 amounting to Rp193 billion and will increase in the profit before income tax amounting to Rp444 billion at the end of March 31, 2019.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9. PROPERTY AND EQUIPMENT (continued)

c.Others (continued)

(v)	Exchange of property and equipment

In 2019 and 2018, Telkomsel’s certain equipment units with net carrying amount of Rp106 billion and Rp1,117 billion, respectively, were exchanged with equipment from Ericsson AB, PT Huawei Tech Investment (“Huawei”) and PT Nokia Solutions and Network Indonesia (“PT NSN”). As of March 31, 2019, Telkomsel’s equipment units with net carrying amount of Rp340 billion are going to be exchanged with equipment from Nokia Siemens Network Oy (‘NSN Oy”) and Huawei and, therefore, these equipment were reclassified as “Assets held for sale” in the consolidated statements of financial position.

(vi)The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2019 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii)

As of March 31, 2019, the Group’s property and equipment excluding land rights, with net carrying amount of Rp132,819 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp14,670 billion, US$47 million, HKD9 million, SGD225 million and MYR37 million and first loss basis amounted to Rp2,760 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii) As of March 31, 2019, the percentage of completion of property under construction was around 38.87% of the total contract value, with estimated dates of completion between 2019 until September 2020. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)All assets owned by the Company have been pledged as collateral for bonds (Notes 16b). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp8,941 billion have been pledged as collateral under lending agreements (Notes 15 and 16).

(x)As of March 31, 2019, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp50,777 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)In 2018, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp33,557 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

c.Others (continued)

(xii)Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

Future minimum lease payments required for assets under finance lease are as follows:

Years	March 31, 2019	December 31, 2018
2019	988	1,049
2020	730	945
2021	779	781
2022	597	605
2023	254	254
Thereafter	130	130
Total minimum lease payments	3,478	3,764
Interest	(550)	(619)
Net present value of minimun lease payments	2,928	3,145
Current Maturities (Note 15b)	(792)	(807)
Long-term portion (Note 16)	2,136	2,338

The details of obligations under finance leases as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
PT Tower Bersama Infrastructure Tbk	1,036	1,089
PT Profesional Telekomunikasi Indonesia	880	930
PT Solusi Tunas Pratama	173	186
PT Mandiri Utama Finance	150	181
PT Putra Arga Binangun	150	159
PT Mitsubishi UFJ Lease & Finance Indonesia	94	103
PT Bali Towerindo Sentra	82	86
Others (each below Rp75 billion)	363	411
Total	2,928	3,145

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

10.OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
Claims for tax refund - net of current portion (Note 26)	2,726	2,450
Frequency license - net of current portion (Note 7)	1,679	1,743
Prepaid income taxes - net of current portion (Note 26)	1,217	1,142
Prepaid rental - net of current portion (Note 7)	1,111	2,662
Advances for purchases of property and equipment	617	387
Deferred charges	599	474
Convertible bonds	215	213
Restricted Cash	179	183
Security deposit	164	173
Others	205	245
Total	8,712	9,672

Prepaid rental covers rent of leased line, telecommunication equipment, land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40 years.

as of March 31, 2019 and December 31, 2018, deferred charges represent deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the three months period ended March 31, 2019 and 2018 amounted to Rp17 billion and Rp13 billion, respectively.

Refer to Note 31 for details of related parties transactions.

11.INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2019	1,066	10,680	94	687	12,527
Additions	57	539	-	-	596
Acquisition	-	-	-	415	415
Deductions	-	(142)	-	(46)	(188)
Reclassifications/translations	(1)	(1)	-	(1)	(3)
Balance, March 31, 2019	1,122	11,076	94	1,055	13,347
Accumulated amortization and impairment
losses:
Balance, January 1, 2019	(29)	(6,896)	(81)	(489)	(7,495)
Amortization	-	(295)	(88)	(12)	(395)
Deductions	-	68	-	22	90
Reclassifications/translations	-	1	-	(4)	(3)
Balance, March 31, 2018	(29)	(7,122)	(169)	(483)	(7,803)
Net book value	1,093	3,954	(75)	572	5,544

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

11.INTANGIBLE ASSETS (continued)

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2018	680	8.387	84	635	9.786
Additions	-	2.328	14	19	2.361
Acquisition	422	1	2	-	425
Deductions	-	(51)	(11)	-	(62)
Reclassifications/translations	(36)	15	5	33	17
Balance, December 31, 2018	1.066	10.680	94	687	12.527
Accumulated amortization and impairment
losses:
Balance, January 1, 2018	(29)	(5.714)	(71)	(442)	(6.256)
Amortization	-	(1.226)	(9)	(49)	(1.284)
Deductions	-	51	4	-	55
Reclassifications/translations	-	(7)	(5)	2	(10)
Balance, December 31, 2018	(29)	(6.896)	(81)	(489)	(7.495)
Net book value	1.037	3.784	13	198	5.032

(i)

Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010),  data center BDM (2012), Contact Centres Australia Pty. Ltd. (2014),  MNDG (2015), Melon (2016), GSDm (2016), TSGN (2017), Nutech (2017), Swadharma (2018) and Telin Malaysia (2018) (Note 1d).

(ii)

The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 1-5 years.

(iii)	As of March 31, 2019, the cost of fully amortized intangible assets that are still used in operations amounted to Rp4,538 billion.

12. TRADE PAYABLES

	March 31, 2019	December 31, 2018
Related parties
Purchases of equipments, materials and services	946	804
Payables to other telecommunication providers	154	189
Sub-total	1,100	993

Third parties
Purchases of equipments, materials and services	13,650	10,874
Radio frequency usage charges, concession fees
and Universal Service Obligation (“USO”) charges	1,823	1,471
Payables to other telecommunication providers	1,209	1,428
Sub-total	16,682	13,773
Total	17,782	14,766

Trade payables by currency are as follows:

	March 31, 2019	December 31, 2018
Rupiah	14,997	11,726
U.S. dollar	2,730	2,978
Others	55	62
Total	17,782	14,766

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

13.ACCRUED EXPENSES

	March 31, 2019	December 31, 2018
Operation, maintenance and telecommunication services	7,411	8,013
General, administrative and marketing expenses	2,351	2,299
Salaries and benefits	2,143	2,219
Interest and bank charges	256	238
Total	12,161	12,769

Refer to Note 31 for details of related parties transactions.

14.UNEARNED INCOME

a.	Current portion of unearned income

	March 31, 2019	December 31, 2018
Prepaid pulse reload vouchers	3,901	4,374
Telecommunication tower leases	671	356
Other telecommunications services	301	284
Others	221	176
Total	5,095	5,190

b.	Non-current portion of unearned income

	March 31, 2019	December 31, 2018
Indefeasible Right of Use	321	258
Other telecommunications services	414	394
Total	735	652

15.SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans

		March 31, 2019		December 31, 2018
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	1,089	-	956
Sub-total			1,089		956
Third parties
MUFG Bank, Ltd.
("MUFG Bank")	Rp	-	740	-	1,295
DBS	Rp	-	725	-	699
	US$	1	13	1	13
UOB	Rp	-	494	-	580
HSBC	Rp	-	528	-	317
	US$	0	4	0	4
SCB	Rp	-	85	-	100
Bank CIMB Niaga	Rp	-	78	-	78
Lain-lain	Rp	-	18	-	1
Sub-jumlah			2,685		3,087
Jumlah			3,774		4,043

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

15.SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans

Other significant information relating to short-term bank loans as of March 31, 2019 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
BNI
2014 - 2017	GSD[e], Sigma[a]	Rp	375	January 9, 2020 - November 8, 2019	Monthly	9.00%	Trade receivables (Note 5) and property and equipment (Note 9)
2013 - 2018	Telkom Infratel, Infomedia[f], MD Media, Sigma[e]	Rp	2,895	January 9, 2020 - November 30, 2019	Monthly	1 month JIBOR + 2.20% - 3.00%	Trade receivables (Note 5)
MUFG Bank
2018	Telkomsel, Infomedia, Metra, TII	Rp	2,350	March 27, 2019 - September 27, 2019	Monthly, Semi-annually	1 months JIBOR + 0.70% - 0.95%. 6 months JIBOR + 0.70%	None
DBS
2018	Telkom Infratel, Infomedia	Rp	600	February 26, 2019	Monthly	1 month JIBOR + 0.70%	None
2016	Nutech[e]	Rp	17	October 13, 2019	Monthly	10.50% - 11.00%	None
2016	Sigma[b,c]	US$	0.02	July 31, 2019	Semi-annually	3.25% (US$), 10.75% (Rp)	Trade receivables (Note 5)
UOB
2016 - 2018	MD Media, Finnet[d]	Rp	800	April 6, 2019 - December 20, 2020	Monthly	1 month JIBOR + 2,00%	Trade receivables (Note 5)
HSBC
2018	Sigma, Metra	Rp	950	July 15, 2019 - September 13, 2019	Monthly	14,34% 1 month JIBOR + 0.70%	Trade receivables (Note 5), none
2018	Sigma	US$	0.004	July 15, 2019	Monthly	13.12%	Trade receivables (Note 5)
2018	PINS	Rp	300	June 28, 2019	Quarterly	3 months JIBOR + 1,00%	None
SCB
2015	GSD[e]	Rp	100	June 28, 2019	Monthly	10.50%	None
Bank CIMB Niaga
2013	GSD[e]	Rp	85	January 1, 2020	Monthly	10,90% - 11,50%	Trade receivables (Note 5) and property and equipment (Note 9)

* Presented in original currency.

a Based on the latest amendment dated December 21, 2017.

b Based on the latest amendment dated December 5, 2018.

c Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.

d Based on the latest amendment dated June 5, 2018.

e Unsettled loan will be automatically extended.

f Based on the latest amendment dated March 28, 2018 and July 6, 2018.

On February 26, 2018, the Company and TII Infomedia entered a credit agreements with Bank Mandiri amounting to  Rp50 billion and the facility has fully drawdown.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

15.SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans

On March 27, 2018, the Company, Metra, TII, Telkom Infratel and Infomedia entered several egreements with MUFG Bank and DBS amounting Rp500 billion and Rp600 billion, respectively. As of December 31, 2018 the unused facilities from MUFG Bank and DBS amounting to Rp80 billion and Rp275 billion, respectively.

b.	Current maturities of long-term borrowings

	Notes	March 31, 2019	December 31, 2018
Two-step loans	16a	196	198
Bonds and notes	16b	526	525
Bank loans	16c	5,481	4,472
Other borrowings	16d	294	294
Obligation under finance lease	9c.xiii	792	807
Total		7,289	6,296

16.LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	March 31, 2019	December 31 2018
Two-step loans	16a	708	751
Bonds and notes	16b	9,956	9,956
Bank loans	16c	17,797	18,753
Other borrowings	16d	1,858	1,950
Obligation under finance lease	9c.xiii	2,136	2,338
Total		32,455	33,748

Scheduled principal payments as of March 31, 2019 are as follows:

	Year
	Notes	Total	2020	2021	2022	2023	Thereafter
Two-step loans	16a	708	163	179	142	126	99
Bonds and notes	16b	9,956	2,490	477	2,198	-	4,791
Bank loans	16c	17,797	6,088	3,407	2,959	2,116	3,227
Other borrowings	16d	1,858	312	404	405	415	322
Obligation under
finance lease	9c.xiii	2,136	576	669	541	232	118
Total		32,455	9,629	5,136	6,245	2,889	8,557

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		March 31, 2019		December 31, 2018
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	4,607	593	4,607	602
	US$	13	155	13	188
	Rp	-	156	-	159
Total			904		949
Current maturities (Note 15b)			(196)		(198)
Long-term portion			708		751

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Two-step loans (continued)

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	7.50%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of March 31, 2019, the Company has complied with the above-mentioned ratios.

b.	Bonds and notes

		March 31, 2019		December 31, 2018
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Bonds and notes	Currency	(in millions)	equivalent	(in millions)	equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes ("MTN")
MTN I Telkom 2018
Series A	Rp	-	262	-	262
Series B	Rp	-	200	-	200
Series C	Rp	-	296	-	296
MTN Syariah Ijarah I Telkom 2018
Series A	Rp	-	264	-	264
Series B	Rp	-	296	-	296
Series C	Rp	-	182	-	182
Total			10,495		10,495
Unamortized debt issuance cost			(13)		(14)
Total			10,482		10,481
Current maturities (Note 15b)			(526)		(525)
Long-term portion			9,956		9,956

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i.	Bonds

2010

2010.
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quartely	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c.ix). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga. Based on the General Meeting of Bondholders on September 26, 2018, the trustee was changed to BTN.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others) and infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of March 31, 2019, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 5:1.
3.	Debt service coverage is at least 125%.

As of March 31, 2019 the Company has complied with the above-mentioned ratios.

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c,ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i.	Bonds (continued)

As of March 31, 2019,  the rating of the bonds issued by Pefindo is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 4:1.
3.	Debt service coverage is at least 125%.

As of March 31, 2019, the Company has complied with the above-mentioned ratios.

i.	MTN

MTN I Telkom Year 2018

v
					Interest
			Issuance	Maturity	payment	Interest rate
Notes	Currency	Principal	date	date	period	per annum	Security
Series A	Rp	262	September 4, 2018	September 14, 2019	Quarterly	7.25%	All assets
Series B	Rp	200	September 4, 2018	September 4, 2020	Quarterly	8.00%	All assets
Series C	Rp	296	September 4, 2018	September 4, 2021	Quarterly	8.35%	All assets
		758

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (MTN) Syariah Ijarah Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 24 of Fathiah Helmi, S.H., the Company issued MTN Syariah Ijarah with the principal amount up to Rp758 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Custodian. The MTN are traded in private placement programs. The funds obtained from MTN are used for investment projects.

As of March 31, 2019, the rating of the MTN Syariah Ijarah issued by Pefindo is idAAA sy (Triple A Syariah).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

ii.	MTN (continued)

MTN I Telkom Year 2018 (continued)

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1
2.	EBITDA to interest ratio should not be less than 4:1
3.	Debt Service Coverage is at least 125%

As of March 31, 2019, the Company has complied with the above-mentioned ratios.

MTN Syariah Ijarah I Telkom Year 2018

						Annual
			Issuance	Maturity	Return	return
Notes	Currency	Principal	date	date	period	payment	Security
Series A	Rp	264	September 4, 2018	September 14, 2019	Quarterly	19	The Right to benefit of ijarah objects
Series B	Rp	296	September 4, 2018	September 4, 2020	Quarterly	24	The Right to benefit of ijarah objects
Series C	Rp	182	September 4, 2018	September 4, 2021	Quarterly	15	The Right to benefit of ijarah objects
		742				58

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (MTN) Syariah Ijarah The Company Year 2018 dated August 31, 2018 as covered by notarial deed No. 26 of Fathiah Helmy, S.H., The Company will issue MTN with the principal amount up to Rp742 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and KSEI as the Custodian. The MTN Syariah Ijarah are traded in private placement programs. The funds obtained from MTN Syariah Ijarah are used for investment projects. The object of MTN Syariah Ijarah transaction is telecommunication network which is located in the special region of Yogyakarta, its network telecommunication involves cable network, information technology equipments, and other production tools of telecommunication services.

As of March 31, 2019, the rating of the MTN issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (Triple A Syariah).

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

4.	Debt to equity ratio should not exceed 2:1
5.	EBITDA to interest ratio should not be less than 4:1
6.	Minimum current ratio is 125%

As of March 31, 2019, the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans

		March 31, 2019		December 31, 2018
		Outstanding		Outstanding
		Original		Original
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	5,688	-	6,826
BRI	Rp	-	4,537	-	4,546
Bank Mandiri	Rp	-	1,109	-	1,248
Sub-total			11,334		12,620
Third parties
MUFG Bank	Rp	-	3,407	-	3,011
	US$	9	127	10	144
Syndication of banks	Rp	-	1,510	-	1,750
	US$	37	527	37	532
Citibank	Rp	-	1,000	-	1,000
PT Bank Central Asia Tbk (“BCA”)	Rp	-	1,839	-	740
UOB Singapore	US$	44	625	49	710
Sumitomo	Rp	-	608	-	661
Bank CIMB Niaga	Rp	-	441	-	462
ANZ	Rp	-	440	-	440
UOB	Rp	-	428	-	428
DBS	Rp	-	716	-	379
PT Bank ICBC Indonesia ("ICBC")	Rp	-	193	-	204
Exim Bank of Malaysia Berhad	MYR	19	68	23	81
Japan Bank for International
Cooperation ("JBIC")	US$	-	-	3	45
Others	Rp	-	31	-	33
	MYR	13	44	23	46
Sub-total			12,004		10,666
Total			23,338		23,286
Unamortized debt issuance cost			(60)		(61)
			23,278		23,225
Current maturities (Note 15b)			(5,481)		(4,587)
Long-term portion			17,797		18,638

Other significant information relating to bank loans as of March 31, 2019 is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI
2018	GSD	Rp	182	6	2018 - 2021	Monthly	8.75%	Trade receivables (Note 5)
2013 - 2018	The Company, Telkomsel[a], GSD, TLT, Sigma, Dayamitra, Telkom Infratel, Telkom Akses	Rp	8,742	1.266	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 1.50%; 3 months JIBOR + 1.85% - 2.50%	Trade receivables (Note 5), Inventory (Note 6) and Property and equipment (Note 9)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of March 31, 2019  is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank Mandiri
2016 - 2018	The Company, Telkomsela,[b], Balebat, Telkomsat	Rp	8,750	4,010	2017 - 2024	Monthly, Quarterly	8.50%, 8.75%, 9.00%, 9.50%	Trade receivables (Note 5), Inventory (Note 6) and Property and equipment (Note 9)
2017	GSD, TII, Dayamitra	Rp	845	-	2019 - 2024	Quarterly	3 months JIBOR + 1.85%	None
BRI
2013	GSD	Rp	103	48	2014 - 2021	Monthly	10.00%	Trade receivables (Note 5), Property and equipment (Note 9) and lease agreement
2017 - 2018	The Company, Dayamitra	Rp	1,200	91	2019 - 2025	Quarterly	3 months JIBOR + 1.85%	None
MUFG Bank
2015 - 2018	GSD, Metra, Infomedia, Dayamitra	Rp	3,700	53	2016 - 2025	Quarterly	3 months JIBOR + 1.43% - 2.25%	Property and equipment (Note 9) and lease agreement
2018	TII	US$	0.01	-	2019 - 2023	Quarterly	3 months LIBOR + 1,25%	None
Syndication of
Banks
2015	The Company, GSD	Rp	3,000	250	2016 - 2022	Quarterly	3 months JIBOR + 2.00%	All Assets
2018	TII	US$	0.09	-	2020 - 2024	Semi-annually	6 months LIBOR + 1,25%	None
Citibank
2018	The Company	Rp	1,000	-	2019 - 2020	Quarterly	8.50%	None
BCA
2017 - 2018	Metra, Dayamitra, Telkom Infratel, PST	Rp	1,470	17	2018 - 2027	Quarterly	3 months JIBOR + 1.50% - 1.85%	Property and equipment (Note 9)
UOB Singapore
2016	TII	US$	0.06	-	2019 - 2024	Monthly	1 months JIBOR + 1.25%	None
Sumitomo
2015 - 2017	GSD, Metra, Infomedia, Dayamitra	Rp	1,150	53	2016 - 2022	Quarterly	3 months JIBOR + 1.50% - 2.15%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of March 31, 2019 is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB
Niaga
2011	GSD	Rp	78	2	2011 - 2021	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
2017	GSD, Metra	Rp	495	19	2018 - 2023	Quarterly	3 months JIBOR + 1.50%	None
ANZ
2015 - 2017	GSD, PINS	Rp	750	-	2020 - 2022	Quarterly	3 months JIBOR + 2.00%	Property and equipment (Note 9)
UOB
2016	Dayamitra	Rp	500	-	2018 - 2024	Quarterly	3 months JIBOR + 2.20%	Property and equipment (Note 9)
DBS
2016 - 2017	Nutech, Telkomsat	Rp	136	-	2017 - 2022	Monthly, Semi-annually	9.17%, 11.00%	Trade receivables (Note 5) and Property and equipment (Note 9)
2017 - 2019	PINS, Dayamitra	Rp	775	38	2018 - 2026	Quarterly	3 months JIBOR + 1.50%	None
ICBC
2017	GSD	Rp	272	11	2017 - 2023	Quarterly	3 months JIBOR + 2.36%	Trade receivables (Note 5) and Property and equipment (Note 9)
Exim Bank of
Malaysia
Berhard
2016	TII	MYR	0.06	0.014	2017 - 2020	Monthly	ECOF + 1.89%	None

*  In original currency

aTelkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of March 31, 2019 Telkomsel has complied with the above covenants.

b    Based on the latest amendment on December 11, 2018

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of March 31, 2019, the Group has complied with all covenants or restrictions, except for certain loans. As of March 31, 2019, the Group obtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants.

On March 13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements with Sumitomo, MUFG Bank, ANZ and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. Based on amendment on August 2, 2016, Dayamitra and Telkom Akses are included as borrowers into Sumitomo and MUFG Bank credit facilities agreement and excluded GSD from those agreement. Based on the latest amendment on March 13, 2017, PINS is included as one of borrower into ANZ’s credit facility agreement. In 2017, PINS drawn down the facility amounted to Rp200 billion. As of March 31, 2019 the unused facilities for Sumitomo, MUFG Bank and ANZ amounted to Rp82.5 billion, Rp82.5 billion and Rp60 billion, respectively.

On March, 24, 2017, the Company, Dayamitra, Sigma, GSD and TII entered several credit agreements with BRI, BNI, and Bank Mandiri amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively. As of March 31, 2019, the unused facilities for Bank Mandiri amounted to Rp5 billion.

On March 30, 2017, the Company, GSD, Metra, Dayamitra, PINS, and Telkomsat entered into several credit agreements with MUFG Bank, Sumitomo, DBS, Bank CIMB Niaga, and BCA amounting to Rp400 billion, Rp400 billion, Rp850 billion, Rp495 billion and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infratel is included as one of borrower into BCA’s credit facility agreement replaced PINS. As of March 31, 2019, the unused facilities for MUFG Bank, Sumitomo, DBS, Bank CIMB Niaga, and BCA amounted to Rp79 billion, Rp79 billion, Rp420 billion, Rp20 billion and Rp564 billion, respectively.

On March, 27, 2018, the Company, Dayamitra and TII entered into several credit agreements with BNI, BRI, Bank Mandiri and MUFG Bank amounting to Rp825 billion, Rp700 billion, Rp775 billion and Rp800 billion. As of March 31, 2019, the unused facilities for BNI, BRI, Bank Mandiri dan MUFG Bank amounting to Rp825 billion, Rp500 billion, Rp775 billion, and RpNil, respectively.

d.	Other borrowing

		Outstanding
Lenders	Currency	March 31, 2019	December 31, 2018
PT Sarana Multi Infrastruktur
Unamortized debt issuance cost	Rp	2,158	2,250
Total		(6)	(6)
Current maturities (Note 15b)		2,152	2,244
Long-term portion		(294)	(294)
		1,858	1,950

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.	Other borrowing (continued)

i.	Dayamitra

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
October 12, 2016	Dayamitra	Rp	700	100	Semi-annually (2018-2024)	3 months JIBOR+1.85%	Property and equipment (Note 9)
March 29, 2017	Dayamitra	Rp	600	86	Semi-annually (2018-2024)	3 months JIBOR+1.85%	Property and equipment (Note 9)

Under the agreement, Dayamitra is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.	Debt to equity ratio should not exceed 5:1.
2.	Net debt to EBITDA ratio should not exceed 4:1.
3.	Minimal debt service coverage at least 100%.

As of March 31, 2019, Dayamitra has complied with the above-mentioned ratios.

i.	The Company

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
November 14, 2018	The Company	Rp	1,000	-	Semi- annually (2019-2023)	8.35%	None

Under the agreement, The Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to interest ratio should not be less than 4:1.
3.	Minimal debt service coverage at least 125%.

 As of March 31, 2019,  The Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

17.NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	March 31, 2019	December 31, 2018
Non-controlling interests in net assets of subsidiaries:
Telkomsel	20,187	17,899
GSD	264	212
Metra	192	171
TII	130	111
Dayamitra	37	-
Total	20,810	18,393

	2019	2018
Non-controlling interests in net income (loss)
of subsidiaries:
Telkomsel	2,287	2,243
Metra	(1)	(6)
TII	1	6
GSD	(7)	1
Dayamitra	0	-
Total	2,280	2,244

Material partly-owned subsidiary

As of March 31, 2019 and December 31, 2018, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statements of financial position

	March 31, 2019	December 31, 2018
Current assets	27,787	16,836
Non-current assets	62,011	65,814
Current liabilities	(22,426)	(20,737)
Non-current liabilities	(9,690)	(10,767)
Total equity	57,682	51,146
Attributable to:
Equity holders of parent company	37,495	33,247
Non-controlling interest	20,187	17,899

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

17.NON-CONTROLLING INTERESTS (continued)

Summarized statements of profit or loss and other comprehensive income

	2019	2018
Revenues	22,198	21,876
Operating expenses	(13,491)	(13,484)
Other income - net	(10)	30
Profit before income tax	8,697	8,422
Income tax expense - net	(2,161)	58
Profit for the year from continuing operations	6,536	8,480
Other comprehensive income - net	-	(2,071)
Net comprehensive income for the period	6,536	6,409

Attributable to non-controlling interest	2,287	2,243
Dividend paid to non-controlling interest	-	12,334

Summarized statements of cash flows

	2019	2018
Operating activities	11,415	10,339
Investing activities	(2,637)	(3,564)
Financing activities	(1,946)	(187)
Net decrease in cash and cash equivalents	6,832	6,588

CF

18.CAPITAL STOCK

	March 31, 2019
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	5,151,021,480	5.20	258
Commissioners (Note 1b):
Hendri Saparini	654,505	0	0
Rinaldi Firmansyah	454,113	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	1,683,359	0	0
Herdy Rosadi Harman	1,514,720	0	0
Abdus Somad Arief	1,515,022	0	0
Dian Rachmawan	1,575,562	0	0
Harry Mozarta Zen	689,492	0	0
Siti Choiriana	540	0	0
Public (individually less than 5%)	42,300,754,247	42.71	2,115
Total	99,062,216,600	100.00	4,953

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

18.CAPITAL STOCK (continued)

	December 31, 2018
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,560	52.09	2,580
The Bank of New York Mellon Corporation*	4,944,921,880	4.99	247
Commissioners (Note 1b):
Hendri Saparini	654,505	0	0
Rinaldi Firmansyah	454,113	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	1,683,359	0	0
Herdy Rosadi Harman	1,514,720	0	0
Abdus Somad Arief	1,515,022	0	0
Dian Rachmawan	1,575,562	0	0
Harry Mozarta Zen	689,492	0	0
David Bangun	1,000	0	0
Siti Choiriana	540	0	0
Public (individually less than 5%)	42,506,852,846	42.92	2,126
Total	99,062,216,600	100	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

19.ADDITIONAL PAID-IN CAPITAL

	March 31, 2019	December 31, 2018
Proceeds from sale of 933,333,000 shares in excess of
par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 211,290,500 shares
under the treasury stock plan phase I (Note 20)	544	544
Excess of value over cost of selling 215,000,000 shares
under the treasury stock plan phase II (Note 20)	576	576
Difference in value arising from restructuring transactions
between entities under common control	478	478
Excess of value over cost of treasury stock transferred to
employee stock ownership program (Note 20)	228	228
Excess of value over cost of selling 22,363,000 shares
under the treasury stock plan phase III (Note 20)	36	36
Excess of value over cost of selling 864,000,000 shares
under the treasury stock plan phase IV (Note 20)	1,996	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Reduction additional paid in capital as a result of
cancellation treasury stock (Note 20)	(2,454)	(2,454)
Differences from acquisitionof non-controlling interest	(22)	(22)
Net	2,455	2,455

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

19.ADDITIONAL PAID-IN CAPITAL (continued)

Difference in value arising from restructuring and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of March 31, 2019 and December 31, 2018, the accumulated development of the related infrastructure amounting to  Rp537 billion, respectively.

20.TREASURY STOCK

			Maximum Purchase
			Number of
Phase	Basis	Period	shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phases I, II, and III to become: (i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2011, the Company bought back 283,085,460 shares (equivalent to 1,415,427,300 shares after stock split) from the public (part of stock repurchase program phase IV).

In 2012, the Company bought back 237,270,500 shares (equivalent to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV). Total shares of repurchase amounting to 2,601,779,800 shares.

In the AGM on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On July 30, 2013, the Company resold 211,290,500 shares (equivalent to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

20.TREASURY STOCK (continued)

On June 13,  2014, the Company resold 215,000,000 shares (equivalent to 1,075,000,000 shares after stock split) of treasury stock phase II with fair value amounting to Rp2,541 billion (net of related costs to sell the shares). The excess amounting to Rp576 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On December 21, 2015, the Company resold 4,472,600 shares (equivalent to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

The Company diverted shares of repurchase program phase I in 2013, shares of repurchase program phase II in 2014, and shares of repurchase program phase III in 2015.

On June 29, 2016, the Company resold 172,800,000 shares (equivalent to 864,000,000 shares after stock split) of treasury stock phase IV with fair value of Rp3,259 billion (net of related costs to sell the shares). The excess amounting to Rp1,996 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

At the AGM held on April 27, 2018, the stockholders approved for cancellation 1,737,779, 800 shares of treasury stock with acquisition cost amounting to Rp2,541 billion by reduced the Company’s capital stock from 100,799,996,400 shares to 99,062,216,600 shares (decrease amounting to Rp87 billion) (Note 18).

21.OTHER EQUITY

	March 31, 2019	December 31, 2018
Translation adjustment	647	673
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	51	48
Difference due to acquisition of non controlling interests in
subsidiaries	(637)	(637)
Other equity components	37	37
Total	484	507

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

22.REVENUES

	2019	2018
Telephone revenues
Cellular	6,405	8,145
Fixed lines	1,365	1,546
Total telephone revenues	7,770	9,691
Interconnection revenues	1,614	1,173
Data, internet, and information technology service
revenues
Cellular internet and data	13,049	10,022
Internet, data communication, and information
technology services	6,527	5,365
Short Messaging Services (“SMS”)	1,877	2,564
Pay TV	490	387
Others	179	147
Total data, internet and information technology
service revenues	22,122	18,485
Network revenues	440	331
Other revenues
CPE and terminal	811	460
Sales of peripherals	433	546
Telecommunication tower leases	266	217
Call center service	168	185
E-payment	148	124
E-health	136	122
Others	932	1,009
Total other revenues	2,894	2,663
Total revenues	34,840	32,343

Note.22.1.Revenues_Eng

The detail of net revenues received by the Group from agency relationships for the three period ended as March 31, 2019 and December 31, 2018 are as follows:

	2019	2018
Gross revenues	13,561	10,377
Compensation to value added service providers	(512)	(355)
Net revenues	13,049	10,022

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

23.PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2019	2018
Salaries and related benefits	1,945	1,885
Vacation pay, incentives and other benefits	829	712
Pension benefit cost (Note 29)	222	283
Net periodic post-employment health care
benefit cost (Note 29)	51	89
LSA expense (Note 30)	38	35
Other employee benefit cost (Note 29)	36	21
Other post-employment benefit cost (Note 29)	8	8
Others	3	2
Total	3,132	3,035

Refer to Note 31 for details of related parties transactions.

24.OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2019	2018
Operation and maintenance	7,035	6,410
Radio frequency usage charges (Note 34c.i)	1,376	1,354
Concession fees and USO charges	593	535
Leased lines and CPE	444	509
Cost of sales of handset (Note 6)	432	540
Electricity, gas and water	261	228
Cost of SIM cards and vouchers (Note 6)	173	235
Tower leases	117	121
Vehicles rental and supporting facilities	104	86
Others	174	226
Total	10,709	10,244

Refer to Note 31 for details of related parties transactions.

25.GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2019	2018
Provision for impairment of receivables (Note 5d)	496	429
General expenses	316	323
Travelling	96	96
Professional fees	96	78
Training, education and recruitment	92	103
Others	198	221
Total	1,294	1,250

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION

a.Claims for tax refund

	March 31, 2019	December 31, 2018
The Company:
Corporate income tax	494	494
Value Added Tax ("VAT")	1,118	1,119
Subsidiaries:
Corporate income tax	428	406
VAT	1,075	1,027
Total claims for tax refund	3,115	3,046
Current portion	(389)	(596)
Non-current portion (Note 10)	2,726	2,450

a.	Prepaid taxes

	March 31, 2019	December 31, 2018
The Company:
Income Tax Article 23 - Witholding tax
on service delivery	63	63
VAT	1,190	1,048
Subsidiaries:
Corporate Income Tax	1	14
Income Tax
Article 22 - Witholding tax on goods delivery
and import	79	-
Article 23 - Witholding tax on service delivery	185	1
VAT	2,299	2,765
Total prepaid taxes	3,817	3,891
Current portion	(2,600)	(2,749)
Non-current portion (Note 10)	1,217	1,142

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

c.	Taxes payable

	March 31, 2019	December 31, 2018
The Company:
Income taxes
Article 4 (2) - Final tax	21	18
Article 21 - Individual income tax	68	47
Article 22 - Withholding tax on goods delivery
and imports	6	3
Article 23 - Withholding tax on services	25	36
Article 25 - Installment of corporate income tax	1	1
Article 26 - Withholding tax on non-resident
income	2	3
Article 29 - Corporate income tax	438	-
VAT - Tax collector	288	334
	849	442
Subsidiaries:
Income taxes
Article 4 (2) - Final tax	46	75
Article 21 - Individual income tax	114	113
Article 22 - Withholding tax on goods delivery
and imports	2	5
Article 23 - Withholding tax on services	154	110
Article 25 - Installment of corporate income tax	487	14
Article 26 - Withholding tax on non-resident
income	5	7
Article 29 - Corporate income tax	1,307	389
VAT	602	25
	2,717	738
Total taxes payable	3,566	1,180

d. The components of income tax expense (benefit) are as follows:

	2019	2018
Current
The Company	537	185
Subsidiaries	2,312	2,386
	2,849	2,571
Deferred
The Company	(49)	114
Subsidiaries	25	(131)
	(24)	(17)
Net income tax expense	2,825	2,554

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

d. The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2019	2018
Profit before income tax	11,329	10,532
Less: income subject to final tax - net	(651)	(304)
	10,678	10,228

Income tax expense calculated at the Company’s
applicable statutory tax rate of 20%	2,136	2,046
Difference in applicable statutory tax rate for
subsidiaries	436	442
Non-deductible expenses	99	18
Final income tax expense	14	24
Others	140	24
Net income tax expense	2,825	2,554

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the three months period ended March 31, 2019 and December 31, 2018 are as follows (continued) :

	2019	2018
Profit before income tax	11,329	10,532
Add back consolidation eliminations	6,825	6,243
Consolidated profit before income tax and eliminations	18,154	16,775
Less: profit before income tax of the subsidiaries	(11,386)	(10,864)
Profit before income tax attributable to the Company	6,768	5,911
Less: income subject to final tax	(115)	(139)
	6,653	5,772
Temporary differences:
Provision for impairment and trade receivables
written-off	350	(120)
Deferred installation fee	27	30
Net periodic pension and other post-retirement
benefits costs	(9)	65
Finance leases	(9)	(5)
Provision for personnel expenses	(27)	224
Depreciation and gain on sale of property
and equipment	(50)	16
Other provisions	214	(12)
Net temporary differences	496	198

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

d. The components of income tac expense (benefit) are as follows (continued):

	2019	2018
Permanent differences:
Net periodic post-retirement health care benefit costs	51	88
Employee benefits	41	51
Donations	20	50
Equity in net income of associates and subsidiaries	(4,668)	(4,504)
Others	20	33
Net permanent differences	(4,536)	(4,282)
Compensation of fiscal loss	-	(861)
Taxable income of the Company	2,613	827
Current corporate income tax expense	523	166
Final income tax expense	14	19
Total current income tax expense of the Company	537	185
Current income tax expense of the subsidiaries	2,312	2,386
Total current income tax expense	2,849	2,571

Tax Law No. 36/2008 with implementing rules under Government Regulation
No.56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting the years ended December 31, 2018 and 2017, the Company has reduced the applicable tax rate by 5%.

The Company applied the tax rate of 20% for the three months period ended March 31, 2019 and December 31, 2018. The subsidiaries applied the tax rate of 25% for the three months period ended March 31, 2019 and December 31, 2018.

e.Tax assessment

(i)	The Company

On November 15, 2013, the Company received tax underpayment assessment letters (“SKPKBs”) for the underpayment of VAT for the period January to September and November 2007 amounting to Rp142 billion.  On January 20, 2014, the Company filed its objection to the Tax Authorities, and in December 2014, Tax Authorities issued a decision which rejected the objections.  The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund. On March 12, 2015, the Company has filed an appeal to the Tax Court on the rejection of its objection to the assessment of VAT international incoming call interconnection.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

e.Tax assessment (continued)

(i)	The Company (continued)

On August 1 and 2, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% VAT and granted all the Company’s appeal. In September 2017, the Company received tax refund amounting to Rp115 billion and for remaining balance amounting to Rp5 billion has been compensated to tax collection letter (”STP”) for withholding tax article 21 and SKPKBs of VAT on tax collected and self-assessed offshore VAT.

On October 26 and November 23, 2017, the Company received a notification from Tax Court that Tax Authorities filed a request for judicial review. On November 23 and December 21, 2017, to response the judicial review from Tax Authorities, the Company sent contra memorandum for judicial review to Supreme Court (“SC”). In September and November 2018, the Company received the verdict from the SC as the result of the tax audit for tax period June to August and November 2007. Based on the verdict, the SC rejected the Tax Authorities’ judicial review and strengthen the Tax Court’s verdict. In January, February and March 2019, the Company received the SC’s verdicts as the result of the tax audit for tax period January to April and September 2007. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review for tax period May 2007 is still in process.

In November 2014, the Company received SKPKBs from the Tax Authorities as the result of the tax audit for fiscal year 2011. Based on the letters, the Company received VAT underpayment assessment for the tax period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment amounting to Rp2.8 billion (including penalty of Rp929 million). The accepted portion amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated financial statement of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp178 billion (including penalty of Rp58 billion) is recognized as claim for tax refund. On January 7, 2015, the Company filed an objection and on October 20, 2015, Tax Authorities issued a rejection regarding this objection. On January 20, 2016, the Company filed an appeal on the decision of its objection.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

e.Tax assessment (continued)

(i)	The Company (continued)

On April 4 and 5, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% VAT and granted the Company’s appeal for the tax period January and September to
December 2011. Tax Court rejected the Company’s appeal for the tax period February to
August 2011, since the Company did not meet the administrative requirement. Regarding this rejection, on June 19 and 21, 2017, the Company filed the request for judicial review.
On October 15, 2018, the Company received a notification from Tax Court that Tax Authorities field a request for judicial review for the tax period January and September to December 2011. On November 13, 2018, to response the judicial review from Tax Authorities, the Company sent contra memorandum for judicial review to SC for the tax period January and September to December 2011. In November 2018, the Company received a notification from Tax Court that Tax Authorities field a contra memorandum for judicial review for the tax period February to August 2011. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2012. On November 3, 2016, Tax Authorities issued SKPKBs for fiscal year 2012, wherein the Company was liable for underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of  Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT on tax collected underpayment amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received STP for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of
Rp20.6 billion), withholding tax article 4(2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion) and withholding tax article 26 underpayment amounting to
Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to
Rp35 billion, corporate income tax amounting to Rp613 million and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statement of profit or loss and other comprehensive income. The Company filed an objection regarding to the remaining assessments on November 16, 2016.

On March 1, 2017  and May 9, 2017, the Company received the Decision Letter from Directorate General of Taxes (“DGT”) for the underpayment of self-assessed offshore VAT amounting to Rp1.8 million (including penalty of Rp0.6 million) and the underpayment of VAT on tax collected amounting to Rp4.4 billion (including penalty of Rp1.4 billion). The Company decided to accept the decision.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On October 19, 2017, the Tax Authorities issued Decision Letter on Company’s objections, wherein the Tax Authorities has reduced Company’s underpayment. Based on Decision Letter, the Company was liable for underpayment of withholding tax article 21 amounting to Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4(2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of withholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion) and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 and 31, 2017, the Tax Authorities issued Decision Letter on Company’s objection, wherein the Tax Authorities has reduced Company’s underpayment for VAT from the tax period January to December 2012 totaling to Rp429.3 billion (including penalty of Rp141.2 billion). On January, 17 and 26, 2018, the Company filed an appeal on the rejection of its objection. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

On August 23, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January to December 2015 regarding overpayment of corporate income tax amounting to Rp414 billion. On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter  (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55 billion (including penalty of Rp17 billion). The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The Company also accepted underpayment of VAT, underpayment of VAT on tax collected and STP for VAT on tax collected totaling to Rp26 billion. The accepted portion was charged to the 2017 consolidated financial statement of profit or loss and other comprehensive income.

On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion. On May 3 and 22, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54 billion and granted all the Company’s objection.  On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On August 25, 2017, the Tax Authorities issued Field Tax Audit Notification Letter for tax periods January to December 2016 regarding overpayment of corporate income tax amounting to Rp114.4 billion. On June 7, 2018, Tax Authorities issued SKPLB of corporate income tax amounting to Rp15.3 billion, SKPKB of withholding tax article 26 amounting to Rp557 million (including penalty of Rp180 million)  and SKPLB of VAT amounting to Rp923 billion.  The Company accepted the assessment on the overpayment of corporate income tax amounting to Rp15.3 billion and for the remaining balance amounting to Rp99.1 billion was charged as current income tax expense on tax assesment, underpayment of withholding tax article 26 and correction of VAT In totaling to Rp10.5 billion, STP for VAT on tax collected amounting to
Rp7.1 billion, VAT on free gifts amounting to Rp7.3 billion, VAT on transfer asset amounting to Rp1.2 billion and STP for VAT amounting to Rp1.7 billion. The accepted portion was charged to the consolidated financial statement of profit or loss and other comprehensive income. In July 2018, the Company received tax refund amounting to Rp882.7 billion and for the remaining balance amounting to Rp39.9 billion has been compensated to STP for VAT amounting to Rp31.9 billion, VAT on tax collected amounting to Rp7.1 billion, withholding tax article 23 amounting to Rp556 million and withholding tax article 21 amounting to Rp300 million. On August 31, 2018, the Company filed an objection to the Tax Authorities for VAT international incoming call interconnection services amounting to Rp151 billion and STP for VAT amounting to Rp30.3 billion. On March 11, 2019, Tax Authorities issued Decision letter on Company’s objection, wherein the Tax Authorities has granted all the Company’s objection and addition the overpayment amount for the tax period January to April 2016.

On September 11, 2017 and January 9, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for tax period December and November 2014 regarding claim for tax refund overpayment of VAT correction for tax period November and December 2014 amounting to Rp129 billion and Rp86.7 billion, respectively. On July 25 and September 7, 2018, the Company received SKPLB for tax period December and November 2014. On August 24, 2018, the Company received tax refund amounting to Rp122.5 billion for December 2014 period.
In October 2018, the Company received tax refund amounting to Rp80.8 billion and for the remaining balance amounting to Rp3.6 billion has been compensated to SKPKBs for self-assessed offshore VAT for tax period March, April and June 2015, STP for VAT for tax period November 2014, and other tax assessment letters.

On November 6, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for tax period 2017 for all taxes. As of the date of approval and authorization for the issuance of these consolidated financial statements, the tax audit is still in process.

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund.
On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the SC. On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the VAT case amounting to
Rp108 billion. Telkomsel filed a contra memorandum for judicial review to the SC on
September 14, 2016. In April 2017, Tax Authorities has granted Telkomsel’s claim on interest income will be compensate against corporate income tax installment for the period of April 2017.
In July 2018, Telkomsel received the official verdict from the SC which rejected the Tax Authorities request.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

e.Tax assessment (continued)

(ii)	Telkomsel

On April 21, 2010, the Tax Authorities filed a request for judicial review to the SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the STP for the underpayment of December 2008 income tax article 25 amounting to Rp429 billion (including a penalty of
Rp8.4 billion). In May 2010, Telkomsel filed a contra memorandum for judicial review to the SC. On March 2, 2017, Telkomsel received the official verdict from the SC which accept the Tax Authorities request. The penalty was paid in June 2017.

In May and June 2012, Telkomsel received the refund of the penalty on the 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict.
On July 17, 2012, the Tax Authorities filed a request for judicial review to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra memorandum for judicial review to the SC. In July 2016, conservatively, Telkomsel recognized the tax penalty of
Rp15.7 billion as expense based on its previous experience on a similar income tax case.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 9, 2017, Telkomsel received the official verdict from the SC which rejected Telkomsel’s request, therein Telkomsel paid the underpayment on
July 10, 2017. On July 19, 2017, Telkomsel filed the second judicial review to contest against the SC’s verdict. On August 8, 2018, the SC accepted Telkomsel’s request. Telkomsel received Surat Pelaksanaan Putusan Peninjauan Kembali (“SP2PK”). On February 18, 2019, Telkomsel received SP2PK from the Tax Authorities regarding the 2010 fiscal year VAT amounting to Rp290 billion. On March 25, 2019, the Company received SP2PK payment from the Tax Authorities regarding the 2010 fiscal year VAT amounting to Rp290 billion.

In July and October 2017, Telkomsel received notifications that the Tax Authorities had filed a request for judicial reviews to the SC for cases relating to corporate income tax and VAT amounting to Rp62 billion and Rp1.2 billion, respectively. Telkomsel submitted its contra memorandum for judicial review in August and November 2017. As of the date of approval and authorization for issuance of these financial statements, Telkomsel has received partial official verdicts from the SC which rejected the Tax Authorities’s request for VAT case amounting to Rp1.1 billion.

On July 28, 2016 and March 24, 2017,  Telkomsel received the tax audit instruction letter for compliance of fiscal year 2014 and 2015, respectively. As of the date of approval and authorization for the issuance of these consolidated financial statements, the tax audit is still in progress.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

			Credited to
		(Charged)	other	(Charged) to
	December 31,	credited to profit	comprehensive	equity and	March 31,
	2018	or loss	income	reclassification	2019
The Company
Deferred tax assets:
Net periodic pension and other
post-employment benefit costs	663	(2)	-	-	661
Provision for impairment of receivables	632	70	-	-	702
Difference between accounting and tax
bases of property and equipment	420	(60)	-	-	360
Provision for employee benefits	215	15	-	-	230
Deferred installation fee	92	5	-	-	97
Accrued expenses and provision for
inventory obsolescence	79	18	-	-	97
Land rights, intangible assets and others	9	5	-	-	14
Total deferred tax assets	2,110	51	-	-	2,161
Deferred tax liabilities:
Finance leases	(1)	(2)	-	-	(3)
Valuation of long-term investment	(11)	-	-	-	(11)
Total deferred tax liabilities	(12)	(2)	-	-	(14)
Deferred tax assets
of the Company - net	2,098	49	-	-	2,147
Deferred tax assets
of the other subsidiaries - net	406	6	-	(1)	411
Telkomsel
Deferred tax assets:
Provision for employee benefits	641	28	-	-	669
Provision for impairment of receivables	270	32	-	-	302
Total deferred tax assets	911	60	-	-	971
Deferred tax liabilities:
Finance leases	(896)	(49)	-	-	(945)
Difference between accounting and tax
bases of property and equipment	(616)	(43)	-	-	(659)
License amortization	(118)	(6)	-	-	(124)
Total deferred tax liabilities	(1,630)	(98)	-	-	(1,728)
Deferred tax liabilities
of Telkomsel - net	(719)	(38)	-	-	(757)
Deferred tax liabilities of the other
subsidiaries - net	(533)	7	-	(9)	(535)
Deferred tax liabilities - net	(1,252)	(31)	-	(9)	(1,292)
Deferred tax assets - net	2,504	55	-	(1)	2,558

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

f.Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

		(Charged)	Charged to other	(Charged) to
	December 31,	credited to profit	comprehensive	equity and	December 31,
	2017	or loss	income	reclassification	2018
The Company
Deferred tax assets:
Net periodic pension and other
post-employment benefit costs	1,102	27	(466)	-	663
Provision for impairment of receivables	594	38	-	-	632
Difference between accounting and tax
bases of property and equipment	240	180	-	-	420
Provision for employee benefits	247	(32)	-	-	215
Deferred installation fee	74	18	-	-	92
Accrued expenses and provision for
inventory obsolescence	43	36	-	-	79
Land rights, intangible assets and others	(1)	10	-	-	9
Fiscal loss	172	(172)	-	-	-
Total deferred tax assets	2,471	105	(466)	-	2,110
Deferred tax liabilities:
Finance leases	1	(2)	-	-	(1)
Valuation of long-term investment	(11)	-	-	-	(11)
Total deferred tax liabilities	(10)	(2)	-	-	(12)
Deferred tax assets
of the Company - net	2,461	103	(466)	-	2,098
Deferred tax assets
of the other subsidiaries - net	343	76	(8)	(5)	406
Telkomsel
Deferred tax assets:
Provision for employee benefits	677	83	(119)	-	641
Provision for impairment of receivables	184	86	-	-	270
Total deferred tax assets	861	169	(119)	-	911
Deferred tax liabilities:
Finance leases	(561)	(335)	-	-	(896)
Difference between accounting and tax
bases of property and equipment	(552)	(64)	-	-	(616)
License amortization	(225)	107	-	-	(118)
Total deferred tax liabilities	(1,338)	(292)	-	-	(1,630)
Deferred tax liabilities
of Telkomsel - net	(477)	(123)	(119)	-	(719)
Deferred tax liabilities of the other
subsidiaries - net	(456)	(50)	(5)	(22)	(533)
Deferred tax liabilities - net	(933)	(173)	(124)	(22)	(1,252)
Deferred tax assets - net	2,804	179	(474)	(5)	2,504

As of March 31, 2019 and December 31, 2018, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp35,819 billion and Rp31,063 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

g. Administration

From 2008 to 2017, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation
No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2018, the Company calculates the deferred tax using the tax rate of 20%.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

26.TAXATION (continued)

g. Administration (continued)

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 -  PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK
No. 16/PMK.010/2016 dated February 3, 2016. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

.

27.BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp6,224 billion and Rp5,734 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the three months period ended
March 31, 2019 and 2018, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp62,83 and Rp57,88 (in full amount) for the three months period ended March 31, 2019 and 2018, respectively.

The Company does not have potentially dilutive financial investments for the three months period ended March 31, 2019 and 2018.

28.CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 54 dated
April 27, 2018 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2017 amounting to Rp13,287 billion (Rp134.13 per share) and Rp3,322 billion (Rp33.53 per share), respectively.

Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of March 31, 2019 and December 31, 2018, amounting to Rp15,337 billion, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	March 31, 2019	December 31, 2018
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	1,159	1,057
Additional pension benefit obligation	29a.i.a.ii	6	6
The Company - unfunded	29a.i.b	1,733	1,830
Telkomsel	29a.ii	1,621	1,541
Telkomsat		0	0
MD Media		0	0
Infomedia		-	-
Sub-total pension benefit		4,519	4,434
Net periodic post-employment health care
benefit	29b	246	195
Other post-employment benefit	29c	405	419
Obligation under the Labor Law	29d	535	507
Total		5,705	5,555

The details of net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is follows:

	Notes	2019	2018
Pension benefit cost
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	102	129
Additional pension benefit obligation	29a.i.a.ii	-	17
The Company - unfunded	29a.i.b	40	50
Telkomsel	29a.ii	81	87
MD Media		-	-
Infomedia		-	-
Telkomsat		-	-
Total pension benefit cost	23	223	283
Net-periodic post-employment health care
benefit cost	23,29b	50	89
Other post-employment benefit cost	23,29c	8	8
Obligation under the Labor Law	23,29d	36	21
Total		317	401

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs

i.	The Company

a.	Funded pension plan

i.	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company did not make contributions to the pension fund for the three months period ended March 31, 2019 and December 31, 2018.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of March 31, 2019 and December 31, 2018,  under the defined benefit pension plan:

	March 31, 2019	December 31, 2018
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	20,121	22,354
Charged to profit or loss:
Service costs	65	384
Interest costs	400	1,459
Pension plan participants’ contributions	9	38
Actuarial (gain) losses recognized in OCI	478	(2,691)
Pension benefits paid	(366)	(1,423)
Projected pension benefit obligations at
end of period	20,707	20,121

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	19,064	20,814
Interest income	381	1,357
Return on plan assets (excluding amount
included in net interest expense)	478	(1,455)
Pension plan participants’ contributions	9	38
Pension benefits paid	(366)	(1,423)
Provision of additional benefit	-	(205)
Plan administration cost	(18)	(62)
Fair value of pension plan assets at
end of period	19,548	19,064
Projected pension benefit obligations at
end of period	1,159	1,057

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

As of March 31, 2019 and December 31, 2018, plan assets consist of:

	March 31, 2019		December 31, 2018
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,471	-	873	-
Equity instruments:
Finance	1,594	-	1,456	-
Consumer goods	1,293	-	1,336	-
Infrastructure, utilities and
transportation	517	-	530	-
Construction, property and
real estate	223	-	199	-
Basic industry and chemical	113	-	124	-
Trading, service and
investment	459	-	420	-
Mining	134	-	112	-
Agriculture	51	-	55	-
Miscellaneous industries	324	-	362	-
Equity-based mutual fund	1,125	-	1,336	-
Fixed income instruments:
Corporate bonds	-	5,286	-	5,267
Government bonds	6,095	-	6,166	-
Mutual funds	54	-	54	-
Non-public equity:
Direct placement	-	298	-	288
Property	-	176	-	178
Others	-	335	-	308
Total	13,453	6,095	13,023	6,041

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp312 billion and Rp372 billion, representing 1.60% and 1.95% of total plan assets as of March 31, 2019 and December 31, 2018, respectively, and bonds issued by the Company with fair value totalling to Rp325 billion and Rp314 billion representing 1.66% and 1.65% of total plan assets as of March 31, 2019 and December 31, 2018, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp842 billion and Rp(158) billion for the three months period March 31, 2019 and the year ended December 31, 2018, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of March 31, 2019, Dapen’s FSR is above 105%. Therefore, the Company did not contributed to the defined benefit pension plan in 2019.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

Based on the company's policy issued on June 7, 2017 regarding Pension Regulation by Dapen, the Company provided other benefits amounted to Rp4.5 million to monthly pension beneficiaries who retired before end of June 2002 and Rp2.25 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of April 2017.

The movement at the projected pension benefit obligations for the three months period ended March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
(Projected pension benefit obligations)
prepaid pension benefit cost at
beginning of year	1,057	1,540
Net periodic pension benefit cost	102	548
Provision of additional benefit	-	205
Actuarial (gain) losses recognized in OCI	478	(2,691)
Return on plan assets
(excluding amount included in net interest
expense)	(478)	1,455
Projected pension benefit obligations at
end of period	1,159	1,057

The components of net periodic pension benefit cost for the three months period ended
March 31, 2019 and 2018 are as follows:

	2019	2018
Service costs	65	96
Plan administration cost	19	18
Net interest cost	18	25
Net periodic pension benefit cost	102	139
Amount charged to subsidiaries under
contractual agreements	-	(10)
Net periodic pension benefit cost less
amount charged to subsidiaries	102	129

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

Amounts recognized in OCI for the three months period ended March 31, 2019 and 2018  are as follows:

	2019	2018
Actuarial losses recognized during
the the year due to:	478	403
Return on plan assets (excluding amount
included in net interest expense)	(478)	(403)
Net	-	-

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2018 and 2017, with reports dated
April 1, 2019 and February 27, 2018, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of March 31, 2019 and December 31, 2018  are as follows:

	2018	2017
Discount Rate	8.25%	6.75%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

ii.	Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

	March 31, 2019	December 31, 2018
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	104	1,076
Charged to profit or loss:
Interest costs	2	69
Actuarial (gain) losses recognized in OCI	-	(948)
Pension benefits paid	-	(93)
Projected pension benefit obligations
at end of period	106	104
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	98	-
Provision of additional benefit	2	205
Return of benefit plan assets	-	(14)
Pension benefits paid	-	(93)
Fair value of pension plan assets at
end of period	100	98
Projected pension benefit obligations
at end of period	6	6

As of March 31, 2019 there is no plan asset on additional pension benefit obligation. Plan asset will be recognized as additional pension fund provided.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

ii.	Additional pension benefit obligation (continued)

Changes in additional pension benefit obligation for the three months period ended March 31, 2019 and December 31,  2018 are as follow:

	March 31, 2019	December 31, 2018
Additional pension benefit obligation at
beginning of year	6	1,076
Net periodic pension costs	-	69
Provision of additional benefit	-	(205)
Actuarial (gain) loss recognized in OCI	-	(948)
Return on plan asset	-	14
Projected additional pension benefit
obligation at end of period	6	6

The components of additional pension benefit cost for the three months period ended
March 31, 2019 and 2018 are as follows:

	2019	2018
Net interest costs	-	17
Pension benefit costs	-	17

Amounts recognized in OCI amounted to RpNil as of March 31, 2019 and 2018, respectively.

The actuarial valuation for the additional pension benefit plan was performed based on the measurement date as of December 31, 2018 and 2017, with report dated
April 1, 2019 and February 27, 2018, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the year ended December 31, 2018 and 2017 are as follows:

	2018	2017
Rate of return on investment	9,30%-10,00%	9,50%-10,50%
Discount rate	8.25%	6.75%
Actuarial discount rate of pension fund	9,25%-9,50%	9,25%-9,50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

b.	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana

Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to
Rp4  billion and Rp13 billion,respectively, for the three months period ended March 31, 2019 and December 31, 2018, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the three months period ended March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
Unfunded projected pension benefit
obligations at beginning of year	1,830	2,384
Service costs	7	54
Net Interest costs	33	144
Actuarial (gain) recognized in OCI	-	(137)
Benefits paid by employer	(137)	(615)
Unfunded projected pension benefit
obligations at end of period	1,733	1,830

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i.	The Company (continued)

b.	Unfunded pension plan (continued)

The components of total periodic pension benefit cost the three months period ended
March 31, 2019 and 2018 are as follows:

	2019	2018
Service costs	7	14
Net interest costs	33	36
Total	40	50

Amounts recognized in OCI amounted to RpNil as of March 31, 2019 and 2018, respectively.

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2018 and 2017  , with reports dated
April 1, 2019 and February 27, 2018, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the year ended December 31, 2018 and 2017 are as follows:

	2018	2017
Discount rate	8.00%-8.25%	6.00%-6.75%
Rate of compensation increases	6.10%-8.00%	6.10%-8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

ii.	Telkomsel

Telkomsel sponsors a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel did not make contributions to Jiwasraya for the three months period ended March 31, 2019 and 2018, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the three months period ended March 31, 2019 and December 31, 2018, under Telkomsel’s defined benefit pension plan:

	March 31, 2019	December 31, 2018
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	2,734	2,928
Charged to profit or loss:
Service costs	47	213
Interest costs	53	203
Actuarial (gain) losses recognized in OCI	-	(583)
Pension benefits paid	-	(27)
Projected pension benefit obligations at
end of period	2,834	2,734
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	1,193	1,089
Interest income	20	74
Return on plan assets (excluding amount
included in net interest expense)	-	(68)
Pension plan participants’ contributions	-	125
Pension benefits paid	-	(27)
Fair value of pension plan assets at
end of period	1,213	1,193
Pension benefit obligations at
end of period	1,621	1,541

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

ii.Telkomsel (continued)

Movements of the pension benefit obligation for the three months period ended March 31, 2019 and for the year ended December 31, 2018:

	March 31, 2019	December 31, 2018
Pension benefit obligation at beginning of year	1,541	1,839
Periodic pension benefit cost	81	342
Actuarial (gain) recognized in OCI	-	(583)
Return on plan assets (excluding amount included in
net interest expense)	-	68
Employer contributions	-	(125)
Pension benefit obligation at end of period	1,621	1,541

The components of the periodic pension benefit cost for the three months period ended
March 31, 2019 and 2018  are as follows:

	2019	2018
Service costs	47	53
Net interest cost	34	34
Total	81	87

Amounts recognized in OCI amounted to RpNil as of March 31, 2019 and 2018, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2018 and 2017, with reports dated February 14, 2019 and February 8, 2018 respectively, by TWP, an independent actuary in association with WTW.
The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017, are as follows:

	2018	2017
Discount rate	7.00%	8.25%
Rate of compensation increases	8.25%	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement.  The Company did not make contributions to Yakes for the three months period ended March 31, 2019 and December 31, 2018.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
Changes in projected post-employment health care
benefit obligation
Projected post-employment health care benefit
obligation at beginning of year	12,423	15,448
Charged to profit or loss:
Interest costs	266	1,102
Actuarial (gain) losses recognized in OCI	342	(3,641)
Post-employment health care benefits paid	(142)	(486)
Projected post-employment health care benefit
obligation at end of period	12,889	12,423
Changes in post-employment health care benefit
plan assets
Fair value of plan assets at beginning of year	12,228	13,029
Interest income	261	927
Return on plan assets (excluding amount included in
net interest expense)	342	(1,082)
Post-employment health care benefits paid	(142)	(486)
Plan administration cost	(46)	(160)
Fair value of plan assets at end of period	12,643	12,228
Projected for post-employment health care benefit
obligation-net	246	195

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Post-employment health care benefit cost (continued)

As of March 31, 2019 and December 31, 2018, plan assets consists of:

	March 31, 2019		December 31, 2018
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	941	-	1,115	-
Equity instruments:
Manufacturing and consumer	714	-	799	-
Finance industries	886	-	799	-
Construction	218	-	190	-
Infrastructure and telecommunication	340	-	332	-
Wholesale	202	-	177	-
Mining	84	-	77	-
Other Industries:
Services	67	-	60	-
Agriculture	31	-	32	-
Biotechnology and pharma industry	99	-	85	-
Others	4	-	3	-
Equity-based mutual funds	1,158	-	1,204	-
Fixed income instruments:
Fixed income mutual funds	7,480	-	7,020	-
Unlisted shares:
Private placement	-	418	-	335
Total	12,224	418	11.893	335

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp242 billion and Rp249 billion, representing 1.90% and 2.03% of total plan assets as of
March 31, 2019 and December 31, 2018, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp556 billion and Rp(315) billion for the three months period ended March 31, 2019 and the years ended December 31, 2018, respectively.

The movements of the projected post-employment health care benefit obligation for the three months period ended March 31, 2019 and the years ended December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
Projected post-employment health care benefit
obligations at beginning of year	195	2,419
Net periodic post-employment health care benefit costs	51	335
Actuarial (gain) losses recognized in OCI	342	(3,641)
Return on plan assets (excluding amount included in
net interest expense)	(342)	1,082
Projected post-employment health care benefit
obligation at end of period	246	195

The components of net periodic post-employment health care benefit cost for the three months period ended March 31, 2019 and December 31, 2018 are as follows:

	2019	2018
Plan administration costs	46	45
Net interest costs	4	44
Periodic post-employment health care benefit cost	50	89

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

Amounts recognized in OCI for the three months period ended March 31, 2019 and 2018 are as follow:

	2019	2018
Actuarial (gain) losses recognized during the year due to:	(342)	251
Experience adjustments
Return on plan assets (excluding amount
included in net interest expense)	342	(251)
Net	-	-

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2018 and 2017, with reports dated April 1, 2019 and February 27, 2018 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017 are as follows:

	2018	2017
Discount Rate	8.75%	7.25%
Health care costs trend rate assumed for the next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2018	2018
Indonesian mortality table	2011	2011

c.Other post-employment benefits provisions

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

The movements of the unfunded projected other post-employment benefit obligations for the three months period ended March 31, 2019 and fo the year ended December 31, 2018  are as follows:

	Maret 31, 2019	December 31, 2018
Projected other post-employment
benefit obligations at beginning of year	419	510
Charged to profit or loss:
Service costs	1	6
Net interest costs	7	26
Actuarial losses recognized in OCI	-	(24)
Benefits paid by employer	(22)	(99)
Projected other post-employment benefits
obligations at end of period	405	419

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits provisions (continued)

The components of the projected other post-employment benefit cost for the three months period ended March 31, 2019 and December 31, 2018  are as follows:

	2019	2018
Service costs	1	1
Net interest costs	7	7
Total	8	8

Amounts recognized in OCI amounted to RpNil as of March 31, 2019 and 2018, respectively.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2018 and 2017, with reports dated April 1, 2019  and February 27, 2018 respectively, by TWP, an independent actuary in association with WTW.
The principal actuarial assumptions used by the independent actuary as of December 31, 2018 and 2017, are as follows:

	2019	2018
Discount rate	8.00%	5.75%
Indonesian mortality table	2011	2011

d.	Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of March 31, 2019 and December 31, 2018  amounted to Rp535 billion and
Rp507 billion, respectively. The related pension benefits cost charged to expense amounted to
Rp36 billion and Rp21 billion for the three months period ended March 31, 2019 and December 31, 2018, respectively (Note 23).

e.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2018 are as follows:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-
	pension benefit	pension benefit			health care	employment
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits

Within next 10 years	16,004	-	810	2,498	5,478	463
Within 10-20 years	20,349	-	160	7,880	6,913	91
Within 20-30 years	16,207	20	29	6,680	6,217	39
Within 30-40 years	9,400	38	9	1,580	3,193	3
Within 40-50 years	3,383	30	-	-	661	-
Within 50-60 years	644	50	-	-	22	-
Within 60-70 years	62	101	-	-	-	-
Within 70-80 years	2	-	-	-	-	-

Weighted average
duration of DBO	9.11 years	9.11 years	3.97 years	10.58 years	17.41 years	3.13 years

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

f. Sensitivity Analysis

1% change in discount rate and rate of compensation would have effect on DBO ,as follows :

	Discount Rate		Rate of compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
Funded:
Defined pension benefit obligation	(1,614)	1,885	283	(294)
Additional pension benefit obligation	(2)	(1)	-	-
Unfunded	(39)	37	40	(44)
Telkomsel	(497)	562	294	(276)
Post-employment health care benefits	(1,411)	1,794	1,762	(1,490)
Other post-employment benefits	(11)	12	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

30.LSA PROVISIONS

Telkomsel and Patrakom/Telkom Satelit provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp873 billion and Rp852 billion as of
March 31, 2019 and December 31, 2018, respectively. The related benefit costs charged to expense amounted to Rp38 billion and Rp35 billion for the three months period ended March 31, 2019 and December 31, 2018, respectively (Note 23).

31.RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, usage of data communication network system expenses

PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs, and investment in financial instrument
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Asuransi Jasa Indonesia (“Jasindo’)	Entity under common control	Fixed assets insurance expenses
PT Mandiri Manajemen Investasi	Entity under common control	Available-for-sale financial assets
Bahana TCW	Entity under common control	Available-for-sale financial assets, and bonds.
PT Sarana Multi Infrastruktur	Entity under common control	Finance costs
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
PT Poin Multi Media Nusantara (“POIN”)	Other related entities	Purchase of handset
PT Perdana Mulia Makmur (“PMM”)	Other related entities	Purchase of handset
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entities

Purchase of property and equipment, construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, and purchases of materials and construction service, maintenance and cleaning service expenses, and RSA revenues

Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher, and purchase of property and equipment

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships parties	Nature of accounts/transactions
PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Network service revenues, operation and maintenance expenses, purchase of property and equipment and construction services and distribution of SIM card and pulse reload voucher
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of March 31, 2019, the Group recorded impairment of receivables from related parties of Rp(145) billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

b.	Transactions with related parties

The following are significant transactions with related parties:

	2019		2018
		% of total		% of total
	Amount	revenues	Amount	revenues
REVENUES
Majority Stockholder
Ministry of Finance	39	0.11	19	0.06
Entities under common control
Indosat	200	0.57	301	0.93
BRI	155	0.44	68	0.21
BNI	78	0.22	24	0.07
Lain-lain	474	1.36	343	1.07
Sub-total	907	2.59	736	2.28
Other related entities	21	0.06	12	0.04
Associated companies	8	0.02	10	0.03
Total	975	2.78	777	2.41

	2019		2018
		% of total		% of total
	Amount	expenses	Amount	expenses
EXPENSES
Entities under common control
PLN	198	0.86	611	2.83
Jasindo	198	0.86	62	0.29
Indosat	184	0.80	232	1.07
Others	32	0.14	21	0.10
Sub-total	612	2.66	926	4.29
Other related entities
Kisel	266	1.16	214	0.99
Kopegtel	219	0.95	180	0.83
PMM	213	0.93	212	0.98
POIN	213	0.93	213	0.99
Others	55	0.24	70	0.31
Sub-total	966	4.21	889	4.10
Others	24	0.10	46	0.22
Total	1,602	6.97	1,861	8.61

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2019		2018
		% of total		% of total
	Amount	finance income	Amount	finance income
FINANCE INCOME
Entities under common control
State-owned banks	168	60.87	188	59.12
Others	-	0.00	2	0.63
Total	168	60.87	190	59.75

	2019		2018
		% of total		% of total
	Amount	finance costs	Amount	finance costs
FINANCE COSTS
Majority stockholder
Ministry of Finance	9	0.90	11	1.62
Entities under common control
State-owned banks	238	23.90	191	28.17
Sarana Multi Infrastruktur	50	5.02	24	3.54
Total	297	29.82	226	33.33

	2019		2018
		% of total		% of total
	Amount	purchases	Amount	purchases
PURCHASE OF PROPERTY
AND EQUIPMENTS (Note 9)
Entities under common control	7	0.10	41	0.67
Others	81	1.12	94	1.53
Total	88	1.22	135	2.20

	2019		2018
		% of total		% of total
	Amount	revenues	Amount	revenue
DISTRIBUTION OF SIM
CARD AND VOUCHER
Other related entities
Tiphone	1,220	3.50	1,006	3.11
Kisel	944	2.71	1,095	3.39
Gratika	157	0.45	88	0.27
Total	2,321	6.66	2,189	6.77

Presented below are balance of accounts with related parties:

	March 31, 2019		December 31, 2018
		% of total		% of total
	Amount	assets	Amount	assets
a. Cash and cash equivalents
(Note 3)	15,177	6.93	13,205	6.40
b. Other current financial
asset (Note 4)	610	0.28	471	0.23
c. Trade receivables - net
(Note 5)	2,664	1.22	2,126	1.03
d. Other current asset (Note 7)	158	0.07	159	0.08
e. Other non-current asset
(Note 10)	29	0.01	44	0.02

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

Presented below are balances of accounts with related parties (continued):

	March 31, 2019		December 31, 2018
		% of total		% of total
	Amount	liabilities	Amount	liabilities
f. Trade payables (Note 12)
Majority stockholder
Ministry of Finance	74	0.08	2	0
Entities under common				0
control
Indosat	93	0.10	122	0.14
State-owned enterprises	494	0.53	294	0.33
Sub-total	587	0.63	416	0.47
Other related entities
Kopegtel	219	0.23	279	0.31
Others	221	0.24	296	0.33
Sub-total	440	0.47	575	0.64
Total	1,101	1.18	993	1.11

g. Accrued expenses
(Note 13)
Majority stockholder
Government	12	0.01	7	0.01
Entities under common
control
State-owned enterprises	98	0.11	86	0.10
State-owned banks	56	0.06	61	0.07
Sub-total	154	0.17	147	0.17
Other related entities
Kisel	228	0.24	183	0.21
Others	15	0.00	13	0.01
Total	409	0.42	350	0.40

h. Advances from
customers
Majority stockholder
Government	19	0.02	19	0.02
Entities under common
control
PLN	6	0.01	12	0.01
Total	25	0.03	31	0.03

i. Short-term bank loans
(Note 15)	1,089	1.17	956	1.08
j. Two-step loans (Note 16a)	937	1.01	949	1.07
k. Long-term bank loans
(Note 16c)	11,334	12.16	12,620	14.19
l. Other borrowings (Note 16d)	2,151	0.02	2,244	2.52

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.RELATED PARTIES TRANSACTIONS (continued)

c.	Significant agreements with related parties

i.The Government

The Company obtained two-step loans from the Government (Note 16a).

ii.Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation
No.8/Year 2006. These amendments took effect starting on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii.Others

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

31.RELATED PARTIES TRANSACTIONS (continued)

d.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Board of Directors. The total of such remuneration is as follows:

	2019		2018
		% of total		% of total
	Amount	expenses	Amount	expenses
Directors	82	0.36%	80	0.37%
Board of Commissioners	38	0.17%	28	0.13%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

32.OPERATING SEGMENT

In 2017, management rearranged the way it manages the Group's business portfolios from a customer-centric approach to a Customer Facing Units (“CFU”) approach that allow the Group to focus on more specific customer markets. This was followed by a change in the Group’s organizational structure to accommodate decision making and assessing performance based on the CFU approach.

The Group has four primary reportable segments, namely mobile, consumer, enterprise and WIB. The mobile segment provides mobile voice, SMS, value added services and mobile broadband. The consumer segment provides fixed wireline telecommunications services, pay TV, data, internet and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Other segment represents Digital Service Operating Segments that does not meet the disclosure requirements for a reportable segments. No Operating Segments have been agregated to from the reportable segments.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.OPERATING SEGMENT (continued)

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2019
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	21,332	4,079	6,321	2,918	32	34,682	158	34,840
Inter-segment revenues	856	134	4,943	4,257	292	10,482	(10,482)	-
Total segment revenues	22,188	4,213	11,264	7,175	324	45,164	(10,324)	34,840
Expenses
External expenses	(9,791)	(2,974)	(5,518)	(3,795)	(334)	(22,412)	(399)	(22,811)
Inter-segment expenses	(3,807)	(956)	(4,705)	(1,574)	(17)	(11,059)	11,059	-
Total segment expenses	(13,598)	(3,930)	(10,223)	(5,369)	(351)	(33,471)	10,660	(22,811)
Segment results	8,590	283	1,041	1,806	(27)	11,693	336	12,029
Other information
Capital Expenditures	(2,869)	(1,427)	(1,253)	(1,618)	(5)	(7,172)	(89)	(7,261)
Depreciation and amortization	(3,396)	(893)	(630)	(735)	(5)	(5,659)	17	(5,642)
Provision recognized in
current period	(131)	(148)	(176)	(36)	(0)	(491)	(5)	(496)

	2018
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	21,068	3,104	5,949	2,239	25	32,385	(42)	32,343
Inter-segment revenues	794	317	3,693	3,916	214	8,934	(8,934)	-
Total segment revenues	21,862	3,421	9,642	6,155	239	41,319	(8,976)	128,256
Expenses
External expenses	(9,970)	(3,208)	(6,175)	(3,064)	(246)	(22,663)	1,198	(21,465)
Inter-segment expenses	(3,720)	(648)	(3,343)	(1,291)	(7)	(9,009)	9,009	-
Total segment expenses	(13,690)	(3,856)	(9,518)	(4,355)	(253)	(31,672)	10,207	(21,465)
Segment results	8,172	(435)	124	1,800	(14)	9,647	1,231	10,878
Other information
Capital Expenditures	(2,959)	(1,438)	(757)	(657)	(8)	(5,819)	(315)	(6,134)
Depreciation and amortization	(3,590)	(717)	(564)	(640)	(5)	(5,516)	143	(5,373)
Provision recognized in
current period	(126)	(103)	(176)	(21)	-	(426)	(3)	(429)

Adjustment and elimination:

	2019	2018
Segment result	11,693	9,647
Operating loss of operating business	(249)	(568)
Other elimination and adjustment	585	1,799
Consolidated operating income	12,029	10,878

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

32.OPERATING SEGMENT (continued)

Geographic information:

The revenue information below is based on the location of the customers.

	2019	2018
External revenues
Indonesia	33,682	31,742
Foreign countries	1,158	601
Total	34,840	32,343

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

	March 31, 2019	December 31, 2018
Non-current operating assets
Indonesia	148,463	144,631
Foreign countries	3,003	3,649
Total	151,466	148,280

33.TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree
No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•	Activation fee
•	Monthly subscription charges
•	Usage charges
•	Additional facilities fee.

b.	Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree
No. 12/PER/M.KOMINFO/02/2006.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

33.TELECOMMUNICATIONS SERVICE TARIFFS (continued)

b.	Mobile cellular telephone tariffs (continued)

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

• Basic telephony services tariff
• Roaming tariff, and/or
• Multimedia services tariff

with the following traffic structure:

• Activation fee
• Monthly subscription charges
• Usage charges
• Additional facilities fee.

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and
No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.Capital expenditures

As of March 31, 2019, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	6,672
U.S. dollar	50	713
Euro	1.26	20
HKD	0.79	1
Total		7,406

The above balance includes the following significant agreements:

(i)	The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
The Company and Consortium Bisnis Submarine Cable	November 10, 2017	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sabang-Lhoksemawe-Medan
The Company and PT ZTE Indonesia	December 22, 2017	Procurement for ONT Retail Platform ZTE
The Company and PT Lintas Teknologi Indonesia	April 6, 2018	Procurement and installation agreement of DWDM Platform Nokia 2018
The Company and PT Huawei Tech Investment	May 3, 2018	Procurement and installation agreement of DWDM Platform Huawei
The Company and NEC Corporation	December 7, 2018	Procurement and instalation agreement for ISP SKKL NARU 2018
The Company and PT Master System Infotama	December 31, 2018	Procurement and instalation agreement for Ekspan IP Backbone

(ii)	Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co, KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (“TSA”) for combined 2G and 3G CS Core Network
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence Core Transport Rollout and Technical Support

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.Capital expenditures (continued)

(ii)	Telkomsel (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte, Ltd, and PT WT Indonesia	April 23, 2018	Development and procurement of OSDSS Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement

b.	Borrowings and other credit facilities

(i)

As of March 31, 2019, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility
Lenders	Total facility	Maturity	Currency	utilized
BRI	500	March 14, 2020	Rp	60
BNI	500	March 31, 2019	Rp	141
Bank Mandiri	500	December 23, 2019	Rp	116
Total	1,500			317

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.	Borrowings and other credit facilities(continued)

(ii)

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire on
March 25, 2019. Under this facility, as of March 31, 2019, Telkomsel has issued a bank guarantee amounting to Rp499 billion as payment commitment guarantee for annual right of usage fee valid until March 31, 2019 and Rp20 billion as frequency performance bond valid until May 31, 2019 (Note 34c.i).

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2019.

Telkomsel also has a Rp2,100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2018. Telkomsel uses this facility to replace the time deposits which were pledged as collateral for bank guarantees required for the USO program amounting to
Rp52.2 billion (Note 34c.iii) and for surety bond of 2.3 Ghz radio frequency amounting to
Rp1,030 billion (Note 34c.i)

(iii)

TII has a US$15 million equal to Rp210 billion bank guarantee from Bank Mandiri and has been renewed in accordance with the addendum V (five) on December 18, 2017 with a maximum credit limit of US$10 million equal to Rp135 billion. The facility will expire on December 18, 2018. As of March 31,2019, TII has not used the facility.

(iv)	As of March 31, 2019, Sigma has a Rp354 billion bank guarantee from BNI and HSBC. The used facility on December 31, 2018 amounting to Rp156 billion.

c.	Others

(i)Radio Frequency Usage

Based on Decree No. 8 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 MHz, 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

Based on Decision letter No. 1987 Year 2017 dated November 15, 2017, which amended Decree No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

1.	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
2.	Basic telecommunication services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(i)Radio Frequency Usage (continued)

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 191 Year 2013,
No. 509 Year 2016 and No. 1896 year 2017 of the MoCI,  Telkomsel is required, among other things, to:

1.

Pay an annual right of usage Biaya Hak Penyelenggara (“BHP”) over the license term
(10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

2.	Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz (Note 34b.ii).

 (ii)  Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2020 and 2029. Periods may be extended based on the agreement by both parties.

Future minimum lease payments/receivables under non-cancelable operating lease agreements as of March 31, 2019 are as follows :

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	23,863	6,205	13,298	4,360
As lessor	4,052	1,054	2,440	558

(iii)  USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 8, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree
No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2 and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI
No.792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements, Telkomsel has received the payment from BPPPTI amounting to Rp83 billion (before tax).

As of December 31, 2018 and 2017, Telkomsel’s net carrying amount of trade receivables for the USO programs which are measured at amortized cost using the effective interest method amounted to Rp115 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

35.ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	March 31, 2019
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	239.68	8.22	12.99	3,585
Other current financial assets	13.12	-	1.86	209
Trade receivables	-	-	-	-
Related parties	0.24	-	-	4
Third parties	155.69	-	9.14	2,322
Other receivables	0.47	-	0.12	8
Other current assets	-	-	0.50	7
Other non-current assets	57.88	-	1.64	844
Total assets	467.08	8.22	26.25	6,979
Liabilities
Trade payables
Related parties	(0.31)	-	-	(6)
Third parties	(191.28)	(7.50)	(5.08)	(2,777)
Other payables	(4.33)	-	(3.88)	(108)
Accrued expenses	(37.09)	(49.15)	(1.66)	(553)
Short-term bank loan	(1.16)	-	-	(17)
Advances from customers	(0.57)	-	-	(8)
Current maturities of long-term borrowings	(21.67)	(767.90)	(4.19)	(468)
Other liabilities	(18.17)	-	-	(259)
Long-term borrowings - net of current maturities	(78.93)	(3,839.49)	(3.68)	(1,671)
Total liabilities	(353.51)	(4,664.04)	(18.49)	(5,867)
Assets (liabilities) - net	113.57	(4,655.82)	7.76	1,112

	December 31, 2018
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	253.37	8.02	10.50	3,802
Other current financial assets	14.56	-	1.30	223
Trade receivables	-	-	-	-
Related parties	0.49	-	-	7
Third parties	146.39	-	9.55	2,238
Other receivables	0.34	-	0.12	6
Other current assets	-	-	0.51	14
Other non-current assets	57.42	-	1.17	840
Total assets	472.57	8.02	23.15	7,130
Liabilities
Trade payables
Related parties	(0.21)	-	-	(3)
Third parties	(206.20)	(33.39)	(4.99)	(3,037)
Other payables	(3.63)	-	(4.44)	(111)
Accrued expenses	(47.10)	(15.64)	(2.51)	(709)
Short-term bank loan	(1.15)	-	-	(17)
Advances from customers	(0.76)	-	-	(11)
Current maturities of long-term borrowings	(18.77)	(767.90)	(4.07)	(430)
Other liabilities	(19.63)	-	-	(284)
Long-term borrowings - net of current maturities	(93.41)	(3,839.49)	(4.71)	(1,917)
Total liabilities	(390.86)	(4,656.42)	(20.72)	(6,519)
Assets (liabilities) - net	81.71	(4,648.40)	2.43	611

*Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of March 31, 2019 using the exchange rates on April 30, 2019 the unrealized foreign exchange gain amounting to Rp2 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT

1.	Fair value of financial assets and financial liabilities

a.Classification

i.	Financial asset

	March 31, 2019	December 31, 2018
Loans and receivables
Cash and cash equivalents	23,380	17,439
Other current financial assets	890	834
Trade and other receivables, net	15,129	12,141
Other non-current assets	399	460
Available-for-sale financial assets
Available-for-sale investments	1,211	1,204
Total financial assets	41,009	32,078

ii.	Financial liabilities

	March 31, 2019	December 31, 2018
Financial liabilities measured at amortized cost
Trade and other payables	18,093	15,214
Accrued expenses	12,161	12,769
Interest-bearing loans and other borrowings
Short-term bank loans	3,774	4,043
Two-step loans	904	949
Bonds and notes	10,482	10,481
Long-term bank loans	23,277	23,225
Obligation under finance leases	2,928	3,145
Other borrowings	2,152	2,244
Total financial liabilities	73,771	72,070

b.	Fair values

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
March 31, 2019	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,211	1,211	460	-	751
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other
borrowings:
Two-step loans	904	857	-	-	898
Bonds and notes	10,482	11,093	9,597	-	1,496
Long-term bank loans	23,277	23,070	-	-	23,070
Obligation under finance leases	2,928	2,928	-	-	2,928
Other borrowings	2,152	2,181	-	-	2,181
Total	40,954	41,340	10,057	-	31,324

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT (continued)

1.	Fair value of financial assets and financial liabilities (continued)

b.	Fair value (continued)

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2018	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,204	1,204	470	-	734
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other
borrowings:
Two-step loans	949	898	-	-	898
Bonds and notes	10,481	10,894	9,380	-	1,514
Long-term bank loans	23,225	22,878	-	-	22,878
Obligation under finance leases	3,145	3,145	-	-	3,145
Other borrowings	2,244	2,154	-	-	2,154
Other liabilities	261	261	-	-	261
Total	41,509	41,434	9,850	-	31,584

Gain on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income For the three months period ended March 31, 2019  amounting to Rp3 billion. There is no movement between fair value hierarchy during 2019.

c.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as the impact of discounting is not significant.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)

available-for-sale investments primarily consist of stocks, mutual funds, corporate and government bonds and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date;

(ii)

the fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT (continued)

1.	Fair value of financial assets and financial liabilities (continued)

c.	Fair value measurement (continued)

The fair value estimates are inherently judgemental and involve various limitations, including:

a.	fair values presented do not take into consideration the effect of future currency fluctuations.
b.	estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

2.Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

a.Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	March 31, 2019		December 31, 2018
	U.S. dollar	Japanese yen	U.S. dollar	Japanese yen
	(in millions)	(in millions)	(in millions)	(in millions)
Financial assets	0.47	0.01	0.47	0.01
Financial liabilities	(0.35)	(4.66)	(0.39)	(4.66)
Net exposure	0.12	(4.65)	0.08	(4.65)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

a.Foreign exchange risk (continued)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the Rupiah at March 31, 2019 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
March 31, 2019
U.S. dollar (1% strengthening)	16
Japanese yen (5% strengthening)	(30)

A weakening of the U.S. dollar and Japanese yen against the rupiah at March 31, 2019 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b. Market price risk

The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of March 31, 2019, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c. Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 15 and 16). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	March 31, 2019	December 31, 2018
Fixed rate borrowings	(20,595)	(21,260)
Variable rate borrowings	(22,922)	(22,827)

Sensitivity analysis for variable rate borrowings

As of March 31, 2019, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp57.3 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

d.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	March 31, 2019	December 31, 2018
Cash and cash equivalents	23,380	17,439
Other current financial assets	1,350	1,304
Trade and other receivable, net	15,129	12,141
Other non-current assets	399	460
Total	40,258	31,344

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection.

Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance and Financial Policy Unit in accordance with the Group’s written policy.
The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection.  Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 3.53% of trade receivables as of March 31, 2019.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

36.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

e.	Liquidity risk (continued)

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2023 and
	amount	cash flows	2019	2020	2021	2022	thereafter
March 31, 2019
Trade and other payables	18,093	(18,093)	(18,093)	-	-	-	-
Accrued expenses	12,161	(12,161)	(12,161)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	904	(1,023)	(237)	(193)	(202)	(157)	(234)
Bonds and notes	10,482	(18,788)	(1,552)	(3,184)	(1,231)	(2,817)	(10,004)
Bank loans	27,051	(30,828)	(11,007)	(6,945)	(3,942)	(3,241)	(5,693)
Other borrowings	2,152	(2,868)	(522)	(456)	(557)	(511)	(822)
Obligations under
finance leases	2,928	(3,478)	(988)	(730)	(779)	(597)	(384)
Total	73,771	(87,239)	(44,560)	(11,508)	(6,711)	(7,323)	(17,137)

	Carrying	Contractual					2023 and
	amount	cash flows	2019	2020	2021	2022	thereafter
December 31, 2018
Trade and other payables	15,214	(15,214)	(15,214)	-	-	-	-
Accrued expenses	12,769	(12,769)	(12,769)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	949	(1,075)	(242)	(232)	(205)	(159)	(237)
Bonds and notes	10,481	(19,050)	(1,562)	(3,436)	(1,231)	(2,817)	(10,004)
Bank loans	27,268	(33,363)	(10,434)	(9,160)	(3,991)	(3,219)	(6,559)
Other borrowings	2,244	(2,905)	(490)	(570)	(533)	(495)	(817)
Obligations under
finance leases	3,145	(3,764)	(1,049)	(945)	(781)	(605)	(384)
Other liabilities	261	(306)	(16)	(36)	(36)	(109)	(109)
Total	72,331	(88,446)	(41,776)	(14,379)	(6,777)	(7,404)	(18,110)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the interest rates effective as of reporting date.

The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
				Foreign
	January 1,			exchange		Other	March 31,
	2019	Cash flows	Acquisition	movement	New leases	Changes	2019
Short-term bank loans	4,043	(273)	-	-	-	4	3,774
Two step loans	949	(36)	-	-	-	(9)	904
Bonds and notes payable	10,481	-	-	-	-	1	10,482
Long-term bank loans	23,225	(330)	378	(15)	-	20	23,278
Other borrowings	2,244	(93)	-	-	-	1	2,152
Obligations under finance leases	3,145	(225)	-	-	8	0	2,928
Total liabilities from
financing activities	44,087	(957)	378	(15)	8	17	43,518

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

37.CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	March 31, 2019		December 31, 2018
	Amount	Portion	Amount	Portion
Short-term debts	3,774	2.54%	4,043	2.83%
Long-term debts	39,744	26.74%	40,044	28.00%
Total debts	43,518	29.28%	44,087	30.83%
Equity attributable to owners
of the parent company	105,108	70.72%	98,910	69.17%
Total	148,626	100.00%	142,997	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
Total interest-bearing debts	43,518	44,087
Less: cash and cash equivalents	(23,380)	(17,439)
Net debts	20,138	26,648
Total equity attributable to owners of the parent company	105,108	98,910
Net debt-to-equity ratio	19.16%	26.94%

As stated in Notes 16, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the three months period ended March 31, 2019 and December 31, 2018, the Group has complied with the externally imposed capital requirements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2019 and 2018 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

38.SUPPLEMENTAL CASH FLOWS INFORMATION

The non-cash investing activities for the three months period ended March 31, 2019 and December 31, 2018 are as follows:

	2019	2018
Acquisition of property and equipment:
Credited to trade payables	6,971	5,668
Non-monetary exchange	25	146
Credited to obligations under finance lease	22	32

Acquisition of intangible assets:
Credited to trade payables	570	146